



Staying Power

2010 Annual

ConsolidatedGraphics


SNAP IT

The Story Behind the Print

QR (Quick Response) codes are just one more example of how technology is breaking down the barriers between print and electronic media. These two-dimensional bar codes are used in conjunction with your smart phone to be quickly connected to websites, phone numbers or even V-cards. Some smart phones come pre-loaded with an application for reading QR codes or you may have to download the application to your phone in order to read them. They present a host of possibilities for instantly linking print media to Web-based content including videos, photos, product information and social networking sites. With applications that are limited only by the imagination, QR codes are appearing in print marketing materials, on buses – even on clothing. See examples of the QR codes on pages 14, 15 and 17.

To experience the story behind the print in this annual report, download the Microsoft Tag Reader to your smartphone at http://gettag.mobi.



Strong. Enduring. Value.

Diamonds are prized for many of the same qualities that give a business the capacity to survive and prosper over the long term, regardless of economic cycles. We call that "staying power." The hardest naturally occurring substance, diamonds get their name from the Greek word for "unbreakable." Like a business with staying power, they have the strength and durability to withstand the most powerful forces. Because of their unique ability to disperse light, diamonds are associated with clarity and vision – traits that steer successful businesses into the future. As the ultimate symbol of quality and excellence, diamonds represent strong, enduring value.

Brilliant solutions that make business sense.

Consolidated Graphics goes beyond the traditional definition of a commercial printer, delivering end-to-end print production and management solutions that are based on our customers' need to improve results.



Customer-driven Solutions

- Local service, national reach
- Understanding customer needs
- Seamless integration with business processes
- Tailored to unique market opportunities
- Enhance results



Digital Printing Leader

- World's most advanced digital footprint
- Fully integrated for consistency and quality
- High-impact personalized marketing
- Print-on-demand for flexibility and efficiency
- Distribute-and-print to save time and money



Leading-edge Technology

- Advanced print management solutions
- Online access, customization and ordering
- Streamlined processes for less waste and obsolescence
- Increased sales and brand loyalty
- Enhanced control, tracking and custom reporting



Single-source Provider

- Complete in-house printing, fulfillment and technology solutions
- 70 companies spanning 27 states, Toronto and Prague, Czech Republic
- Uncompromising quality and accountability
- Fast, cost-effective production and distribution
- Expertise to put it all together to create value



Strong Business Partner

- Financial strength to deliver on promises
- Resources to invest in the best people, technology and equipment
- Vision to anticipate customer needs
- Commitment to customer success



Best Overall Value

- End-to-end print production and management solutions
- Lowest total cost of ownership
- Increased sales
- Greater efficiency
- Highest return on print investments

2,400,000 POTENTIAL VARIATIONS

FORD/LATCHA + ASSOCIATES

The Opportunity

At a time when auto manufacturers were challenged by one of the most difficult market environments in their history, Ford Motor Company made a number of astute moves that have paid off. One was their approach to marketing collateral. While others in the industry cut back on product brochures, Ford chose to reinvent them as targeted print materials that would drive sales by helping their dealers connect with customers. They needed a cost-effective way to put locally relevant marketing materials into the hands of 3,300 Ford, Lincoln and Mercury dealers across the U.S.

The Solution

Working with Ford and its brochure partner, Latcha + Associates, Consolidated Graphics developed a "dual-print" brochure program tailored to Ford's need for cost-effective customization. Pages with standard product information are printed in quantity using a traditional offset process. Variable data digital printing of covers, coupled with a fulfillment solution that works with Ford's existing online store, enables dealers to customize their brochures. They can add their location and contact information, maps – even Quick Response codes that drive customers to micro-sites – to create locally relevant marketing collateral that helps sell cars.

The Results

Ford's 3,300 U.S. dealers have "print-on-demand" access to customized brochures for 24 different vehicle models. With the ability to order smaller quantities than with traditional printing methods, they will never run out of marketing material or incur the cost of inventories and obsolescence. Utilizing industry-leading digital printing and workflow management technologies, Consolidated Graphics handles the logistics of producing, packing and shipping tens of thousands of orders that have the potential for more than two billion variations. The result is on-time delivery and 100 percent accuracy.

ACCURACY


100
%

"Our dealers are excited about this program, and we couldn't be happier with the response. It is the best of all worlds, providing the dealers with differentiation in the marketplace and providing Ford with a smart, efficient solution."

– Matt VanDyke, Director, Marketing Communications U.S. Ford Motor Company



Solutions.

Based on needs to improve results.

At Consolidated Graphics, we're on a mission. Quite simply, we want to help our customers succeed. While many in our industry just sell printing, we offer sound advice and complete, customer-driven solutions to deliver the best overall value and the highest return on printing investments.

Our sales consultants take the time to learn about the businesses they serve, listen to customers and gain a keen understanding of their challenges and market opportunities. They combine fresh ideas with the industry's most comprehensive in-house printing, fulfillment and technology offerings to create innovative strategies for increased success.

Using the Internet to bridge the gap between digital content and commercial printing, our powerful StoreFront technology automates and streamlines processes from production through distribution. It automates processes for greater efficiency and provides 24/7 ordering and customization of materials that drive sales. This proprietary Web2Print solution works in concert with our unmatched digital print capabilities to slash hidden costs, offer a myriad of new ways to reach customers and deliver the lowest total cost of ownership.

Because our solutions are tailored to the way each customer does business, they fit budget constraints and work seamlessly with existing processes to overcome challenges, capture market opportunities and deliver results.



Digital

World leader in digital print, delivering infinite possibilities.

The unrivaled leader in digital print solutions, Consolidated Graphics brings customers a new world of options and opportunities. Capable of producing 30 million, four-color pages each day, our world-leading digital platform includes more than 220 high-end presses across North America and a growing international presence. Our footprint includes five digital print centers. We continue investing in the latest available technology to maintain our digital leadership. During the past year, we also added publishing-on-demand capabilities with the installation of a digital inkjet web press.

Digital Print Centers

Created to deliver fast, flawless production and distribution of high-volume, highly personalized items, our digital print centers handle direct mail campaigns, photo products, insurance and financial programs, and more. Strategically located – four in the U.S., one in the Czech Republic and a partnership in Japan – they offer time and cost advantages in fulfilling orders. Our fully integrated digital footprint features a production control system that seamlessly manages literally thousands of orders per day across facilities, automatically channeling each to the best location based on logistics and client needs. Our advanced color management systems ensure best-in-class color fidelity and quality across all locations and presses.

Introducing Publishing-on-Demand

Custom publishing extends the benefits of four-color, variable-data digital production to high-volume jobs such as textbooks and trade publications. Our state-of-the-art inkjet web press delivers offset quality plus the ability to change content on the fly. With lower fixed costs than traditional publishing methods, publishing-on-demand dramatically reduces the volume needed for economies of scale.



Tech

Advanced Web2Print technology boosts the bottom line.

Astute customers know that the price of their print materials is only a fraction of what they will ultimately pay. A host of hidden costs – inefficient processes, storage, distribution, waste and obsolescence – can more than double their costs. Lack of timely access to marketing collateral spells missed opportunity.

Lowest Total Cost of Ownership

Committed to delivering the lowest total cost of ownership, Consolidated Graphics is at the forefront of technology that adds value across the print lifecycle. We focus on both sides of the value equation to minimize costs and maximize sales.

StoreFront, our proprietary Web2Print technology, provides 24/7 access, customization and ordering capabilities from any internet connection, anywhere in the world. With automated online processes for purchasing, proofing and inventory control, StoreFront saves time and "touches" to reduce errors and increase productivity. Customization capabilities, including the ability to integrate data, ensure timely relevant materials that drive sales.

Putting it all Together

The perfect complement to our world-leading digital print capabilities, our technology empowers solutions that slash hidden costs and offer new ways to connect with customers:

» *Distribute-then-print* enables customers to move quickly in capturing opportunities. Printed close to the points of distribution, materials get to market fast with lower shipping costs.

» *Print-on-demand* allows customers to print just in time instead of just in case. It eliminates the cost of storage and waste while providing easy access to materials that are always up to date.

» *Variable-data digital print* delivers the power of personalization – the key to highly relevant campaigns that get results.


TECHNOLOGY CENTER



YOKOHAMA
JAPAN



PRAGUE
CZECH REPUBLIC

Single-Source Provider





Value

Uncompromising quality and value from a single-source provider.

Relentless pressure to do more with less is leading large companies to capture efficiencies and economies of scale by leveraging their print spend. Consolidated Graphics is the clear choice for customers seeking a trusted single-source provider of printing, fulfillment and technology solutions.

Our 70 facilities, located in virtually every major U.S. market plus Toronto and Prague, Czech Republic, include vast and technologically advanced sheetfed, web and digital print capabilities for routine and specialty projects. From traditional marketing collateral to grand format banners and life-size displays to race bibs and collectible cards, we expertly produce projects of any size or level of complexity on any substrate. In short, if a customer can imagine it, we can print it.

With the capabilities to keep projects in-house and under our control, customers are assured of impeccable quality, on-time delivery and absolute accountability from a respected industry leader. By coupling North America's most advanced commercial printing capabilities with strategically located fulfillment centers and industry-leading print management technologies, we create end-to-end solutions that deliver uncompromising quality and unparalleled value.



Service.

Backed by manufacturing.

Consolidated Graphics' success stems from our conviction that we are, first and foremost, a service company. This is reflected in our operating philosophy. Our printing facilities are locally managed by company presidents with an in-depth knowledge of the markets they serve and a personal concern for their customers. They have complete responsibility for day-to-day operations, the insight to assess market needs and the autonomy to respond.

Our customers can access our vast capabilities through a single point of contact at the local level. Among the best trained in the industry, our sales consultants are well versed on technology advances, up to speed on industry trends and committed to creating value for customers. They serve customers one at a time, creating solutions that are based on needs to deliver results.

Through this locally focused and empowered approach, we provide the service and responsiveness of a local printer backed by the financial, technological and geographic advantages of a large national organization.

$338,000 OF VALUE ADDED

LEGRAND NORTH AMERICA

The Opportunity

Legrand North America (Legrand), part of a global corporation that sells products in 180 countries, consists of seven independent companies. Each had its own purchasing practices, vendor relationships, and methods for job tracking and reporting. As part of a corporate initiative to streamline the supply chain for greater value, Legrand saw an opportunity to leverage its multi-million dollar print spend with a single-source supplier. Following an in-depth selection process, the company chose Consolidated Graphics to serve the needs of all seven companies.

The Solution

Consolidated Graphics combined sophisticated coast-to-coast printing and fulfillment capabilities with unmatched expertise to create value that goes beyond the volume discounts Legrand now enjoys. Streamlined processes include a custom StoreFront site for efficient, online ordering of corporate identity materials. Transitioning the production of technical literature to the CGX digital print-on-demand platform has reduced obsolescence and waste. And knowledgeable CGX sales consultants continue to add value with ideas for production methods that save money. One such idea – the redesign of a piece "endangered" by budget constraints – cut the unit cost by 50 percent and saved the project.

The Results

Seven independent Legrand companies now work together under one master vendor relationship that produced first-year savings of $338,000, or 22 percent. With documented standard operating procedures for purchasing plus integrated job tracking and reporting, Legrand benefits from better information and controls. Daily emails update project status while detailed monthly reports show orders and the associated costs across all seven companies. In addition to savings and convenience, the customized StoreFront site has created greater brand consistency in Legrand's corporate identity materials.

22%

SAVINGS

35,000 SQ. FT. FULFILLMENT FACILITY

AVIVA USA

The Opportunity

Faced with the closure of its primary printing and fulfillment facility, Aviva USA called on Consolidated Graphics to help turn a challenge into an opportunity. The financial services company, which serves almost a million customers through nearly 30,000 individual agents, wanted to outsource and consolidate its printing and fulfillment operations, formerly spread between its Des Moines, Iowa, headquarters and three other U.S. cities. Intent on streamlining processes and focusing on its core business, Aviva had less than six months to select a supplier and transition the operations of the Des Moines facility.

The Solution

Within four weeks of the contract award, Consolidated Graphics had leased, staffed and equipped a 35,000 square-foot fulfillment facility, complete with a customer service function. From a basic solution created to meet a tight deadline, the operation has grown steadily in size and sophistication. Print production totaling tens of millions of pieces each year has been transitioned from Aviva's in-house facilities and several outside suppliers to Consolidated Graphics. The new fulfillment center provides 24-hour turnaround on orders for nearly 4,500 different items. Powerful technologies, including a custom StoreFront site and an online library of Aviva's digital assets, have delivered a new level of efficiency, convenience and control.

The Results

Aviva USA's decision to outsource its printing and fulfillment operations with the assistance of Consolidated Graphics has allowed it to significantly cut its budget for these functions and focus more exclusively on core business activities.

4WK TURNAROUND START-UP

"It was a pleasant surprise to find a company in Des Moines that could do all that Consolidated Graphics has done for us. They do a really great job of monitoring files, calling out issues and ensuring brand consistency. They also contribute good ideas that we might not have come up with on our own. There is a true partnership in that sense."

– Paula Shepard, Director, Marketing Services & Fulfillment Aviva USA



Strength.

To invest in the future.

Long the measure by which investors and lenders have judged companies, financial strength has become a significant differentiator – and a competitive advantage – in all aspects of Consolidated Graphics' business.

At a time when once successful companies have been forced to close their doors, customers are seeking a strong business partner who will be there to stand behind their work and deliver on their promises. Top salespeople, displaced by economic conditions, are looking for a place where they can build a future. Printing companies seeking to join forces with a stronger organization are looking for one with staying power. We are that partner.

Committed to industry leadership in reading and responding to emerging market needs, we have invested, over many years, in the infrastructure on which we build high-value solutions that few competitors can match. With one of the strongest balance sheets in the industry, we have the resources to continue investing in the best equipment, the latest technology and the most qualified people to support the success of those we serve now and in the future.

Investing in human potential.

For almost 20 years, we have been discovering and developing human potential through our Leadership Development Program (LDP). We recruit from college campuses across the nation, hiring graduates with the intellect, aptitude and enthusiasm to lead our Company into the future.

A comprehensive, three-year program, the LDP combines formal training with rotational assignments to transform these bright, eager graduates into the industry's top professionals. It is a journey where LDP associates immerse themselves in every facet of our business and follow their interests to a promising career.



SNAP IT



The Enhanced Story
To see a video on our LDP program, click to www.youtube.com/watch?v=OVcBCLyjdK4.

Or visit gettag.mobi from your current smartphone and download the free app to snap a photo of this coded image.

The Single Best Investment in Our Future

At a time when many companies have cut back on hiring and training, we have kept an eye on the future, seizing the opportunity to attract exceptional talent. With the addition of 125 new associates during the past year, we greatly increased the number of energetic and technologically savvy people in our LDP program, bringing the total to 474.

The reason is simple. The LDP is the single best investment we have ever made in the future of our Company. We see this every day in the contributions of graduates who have stepped into key roles at Consolidated Graphics and throughout our operating companies. Some are among our top sales people. Others occupy key operating roles. Today, 23 of our company presidents, which represents a third of the total, are products of this outstanding program.


emerge
April 21-22, 2010 ★ San Antonio, TX

*Consolidated Graphics' annual **emerge** conference, which brought customers together with representatives of CGX operating companies and more than 30 additional suppliers, introduced new ideas and technology solutions that can give businesses "staying power." It is part of our commitment to investing in the success of those we serve.*

Investing in customer success.

Now in its second year, Consolidated Graphics' annual emerge conference is a premier educational event that showcases printing industry developments and unveils the latest technology solutions.

We launched emerge in 2009 as part of our commitment to investing in customer success. Building on an enthusiastic response to our inaugural conference, we expanded the event in 2010 and attracted approximately 800 guests from across the nation.

Prestigious industry leaders, including HP, Kodak, Adobe and numerous other companies, joined with Consolidated Graphics at the two-day conference to demonstrate technologies that streamline processes, improve efficiency and build sales. In all, more than 30 core suppliers, industry experts and print innovators participated in presenting more than 50 educational seminars plus a business expo where guests gained new ideas and tools to help position their companies for success.

In addition to sharing the most innovative and advanced print and technology solutions, emerge is a prime opportunity for networking and face-to-face interaction with our customers. By listening to their challenges and understanding their needs, we are well positioned to stay ahead of the curve in developing new solutions that capture value for customers and market opportunities for Consolidated Graphics.

Emerge supports our strategy of differentiating Consolidated Graphics on the basis of technology leadership, our solutions-oriented sales philosophy and our commitment to the success of our customers.


SNAP IT

The Enhanced Story
To see a video about the emerge event, click to www.youtube.com/watch?v=ftNxjvcgj3I.

Or visit gettag.mobi from your current smartphone and download the free app to snap a photo of this coded image.



To Our Shareholders

Consolidated Graphics has shown tremendous strength, resilience and foresight through a period of unprecedented economic turmoil. Our 2010 sales and earnings reflect the profound impact that the lingering recession has had on the commercial printing industry. But a look beneath the surface reveals the underlying strength that will propel us into the future.

Strength Behind the Numbers

We began 2010 near the bottom of a harsh economic cycle that drove steep losses and negative cash flow at many companies in our industry. By contrast, Consolidated Graphics remained profitable and generated nearly $140 million* of free cash flow. We reduced our debt by $133 million, or 42 percent, to fortify an already strong financial position. And we looked beyond the recession, investing to extend our competitive advantage as the recovery gains momentum.

Our 2010 sales of $991 million represented a 13 percent decline from the record levels posted the previous year. The declines, driven primarily by lower same-store sales, moderated after the first quarter. We ended the year on a positive note with an increase in same-store sales during the month of March.

With sales down, our fixed costs consumed a higher portion of our revenue, putting pressure on profit margins and earnings. But we were able to reverse the trend. We moved decisively in managing our business to the new economic realities through aggressive cost-control measures that, out of necessity, included tough decisions to reduce staff and implement wage reductions.

Our adjusted operating income was $46 million,* or 4.7 percent of revenues in 2010. Our adjusted net income was just under $26 million,* and adjusted diluted earnings per share were $2.23.* We saw improved year-over-year profitability comparisons in each of the last two quarters as economic conditions began to improve and our actions to control costs took effect.

Strength in our Strategy

Consolidated Graphics' ability to withstand the hostile market environment we faced is a tribute to a sound business model and an accurate vision of the direction our industry would take. This is evidenced by continued growth in sales of digital printing, which rose 11 percent for the year, and the relative strength of strategic sales, consisting of technology-related sales and sales to national customers. These are the two areas where we have focused much of our resources and attention.

For many years, we have viewed our business as far more than ink on paper, and we invested to build industry-leading digital print and technology platforms. As a result, we now deliver end-to-end print production and management solutions that help customers do more with less. Our powerful online StoreFront technology automates and streamlines processes across the print lifecycle. It works in concert with our digital print capabilities to slash hidden costs like distribution, storage, obsolescence and waste that can more than double the direct cost of print materials.

We have made significant investments in the IT infrastructure and intellect to build these capabilities, which are more important today than ever before. We have a dedicated team of more than 75 top professionals who create tailored solutions that work seamlessly with each customer's existing processes to overcome challenges, capture market opportunities and deliver results.

Our Digital Future

Digital printing is expected to grow over 10 percent annually for the next several years, and Consolidated Graphics is uniquely positioned to capture this growth. Recognizing the tremendous potential of digital technology, we have devoted a large portion of our capital budgets to build the world's largest and most advanced integrated digital footprint. Today, we are the world-leading provider of digital print solutions. We continue investing in the latest technology to serve evolving market needs.

"Consolidated Graphics has shown uncommon strength, resilience and foresight through a period of unprecedented economic turmoil. We have looked beyond the recession and made strategic investments to extend our competitive advantages as the recovery gains momentum."

– Joe R. Davis



With the installation of a digital inkjet web press during the past year, we have added publishing-on-demand to our digital solutions. This production process, used for textbooks, trade publications and other applications, supports high-volume, cost-effective digital color production and delivers excellent quality. Able to utilize variable data, the presses can print multiple titles of varying page lengths as well as personalized books in a single press run. By eliminating many of the fixed costs associated with traditional book publishing methods, digital web technology also substantially reduces the minimum volume needed for economies of scale.

Increased concern and new regulations related to the handling of private information, such as medical reports and financial data, has fueled the demand for partners who can guarantee the security of both electronic and print data. Consolidated Graphics is among a very small number of commercial printers that can respond to this growing market. Many customers take comfort in the fact that certain Consolidated Graphics locations have completed an SAS 70 Type II audit, which is recognized as the "gold standard" for procedures and controls that protect data security.

Growth through Acquisitions

From the day we founded Consolidated Graphics with one facility in the Houston area, acquisitions have been the cornerstone on which we have built the Company. We take a highly disciplined approach in acquiring companies that increase our capacity to serve customers and add value for our investors. During the height of the recent economic upheavals, we maintained our very disciplined approach to evaluating acquisition opportunities. As a result, we completed fewer transactions than we might have historically.

During the past year, we have seen a positive change in the landscape. We have returned to a more aggressive acquisition mode with an approach that reflects current market conditions. The economy has exacted a harsh toll on many of the businesses we are looking at, and many are no longer able to stand on their own. We completed two "tuck-in" acquisitions, one in St. Louis and the other in Cleveland.

In June 2010, we formed a new operating company, Hickory Printing Solutions LLC, to acquire certain assets of Hickory Printing Group Inc., a company with facilities in Conover and High Point, North Carolina. Hickory Printing Solutions offers first-class customer service and capabilities that include web and sheetfed printing, fulfillment, variable printing, interactive services and packaging capabilities.

With exceptionally good acquisition candidates, receptive sellers and a reputation as the "buyer of choice," we expect to continue adding value for our investors and customers through acquisitions.

Staying Power

After more than a year of managing our business in an environment of declining sales, we are hopeful that we are turning the corner to renewed growth. We are exceptionally well positioned to emerge as an even stronger player as the economy gains strength and the recovery takes hold.

We greatly appreciate the support of our customers, shareholders and employees through these challenging times. With a business model that can stand the test of time, the strength to weather the whims of economic cycles, and the vision to steer our business into the future, we believe we can deliver strong, enduring value over the long term.

Joe R. Davis

Joe R. Davis

Chairman and
Chief Executive Officer

SNAP IT



The Enhanced Story
To see video of Joe Davis at the emerge event, click to http://www.youtube.com/watch?v=phHZShyTAkQ.

Or visit gettag.mobi from your current smartphone and download the free app to snap a photo of this coded image.

**Adjusted operating income, adjusted operating margin, adjusted net income, adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. Please refer to "Reconciliation of Non-GAAP Financial Measures (Unaudited)" on pages 50 and 51 of this annual report for a reconciliation to the most directly comparable financial measure calculated and presented in accordance with United States generally accepted accounting principles (GAAP).*

2010 Financial Highlights

($ IN MILLIONS, EXCEPT PER SHARE DATA)	YEAR ENDED MARCH 31 2010	2009	2008
For the Year[1]:			
Sales	$ 990.9	$ 1,145.1	$ 1,095.3
Adjusted EBITDA	117.7	143.5	153.2
Adjusted net income	25.5	38.0	58.7
Adjusted diluted earnings per share	2.23	3.32	4.59
Free cash flow	139.8	65.6	29.8
At Year End:			
Working capital	$ 48.4	$ 109.4	$ 138.3
Total assets	687.2	765.2	872.7
Long-term debt, net of current portion	159.3	287.2	362.4
Total shareholders' equity	269.4	250.5	279.8

(1) Adjusted EBITDA, adjusted net income, adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. Please refer to "Reconciliation of Non-GAAP Financial Measures (Unaudited)" on pages 50 and 51 of this annual report for a reconciliation to the most directly comparable financial measure calculated and presented in accordance with United States GAAP.

Comparison of Cumulative Five-year Total Return*



Consolidated Graphics, Inc.
S&P 1500 Commercial Printing Index
S&P 500 Index
S&P SmallCap 600 Index
$150
100
50
0
05
06
07
08
09
10

*The graph of Cumulative Five-Year Total Return is based on historical data and is not necessarily indicative of future performance.

Total Return to Shareholders

(INCLUDES REINVESTMENT OF DIVIDENDS)

COMPANY / INDEX	ANNUAL RETURN PERCENTAGE YEAR ENDED MAR 06	MAR 07	MAR 08	MAR 09	MAR 10
Consolidated Graphics, Inc.	(0.91)	42.08	(24.31)	(77.31)	225.55
S&P 500 Index	11.73	11.83	(5.08)	(38.09)	49.77
S&P 1500 Commercial Printing Index	2.64	18.42	(20.42)	(70.98)	191.09
S&P SmallCap 600 Index	24.07	5.29	(10.60)	(38.06)	64.00

COMPANY / INDEX	BASE PERIOD MAR 05	INDEXED RETURNS YEAR ENDED MAR 06	MAR 07	MAR 08	MAR 09	MAR 10
Consolidated Graphics, Inc.	100	99.09	140.78	106.56	24.18	78.73
S&P 500 Index	100	111.73	124.94	118.60	73.43	109.97
S&P 1500 Commercial Printing Index	100	102.64	121.56	96.74	28.07	81.72
S&P SmallCap 600 Index	100	124.07	130.63	116.78	72.34	118.63

2010 Financials

Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with and is qualified in its entirety by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of our Company and the notes thereto included elsewhere in this Annual Report.

	YEAR ENDED MARCH 31				
(IN THOUSANDS, EXCEPT PER SHARE DATA)	2010	2009	2008	2007	2006
Income Statement Data					
Sales	$ 990,861	$ 1,145,146	$ 1,095,388	$ 1,006,186	$ 879,023
Cost of sales	770,075	874,711	812,401	736,996	661,560
Gross profit	220,786	270,435	282,987	269,190	217,463
Selling expenses	91,378	105,688	106,952	101,649	91,266
General and administrative expenses	88,091	95,261	78,804	69,223	58,993
Goodwill impairment charge[1]	6,134	83,324	–	11,533	–
Litigation and other charges	7,210	17,350	–	–	–
Other expense (income), net	357	(809)	(3,064)	–	–
Operating income (loss)	27,616	(30,379)	100,295	86,785	67,204
Interest expense, net	9,592	14,995	12,020	6,702	5,514
Income (loss) before taxes	18,024	(45,374)	88,275	80,083	61,690
Income tax expense (benefit)	3,936	(5,804)	28,951	29,342	23,192
Net income (loss)	$ 14,088	$ (39,570)	$ 59,324	$ 50,741	$ 38,498
Earnings (loss) per share					
Basic	$ 1.26	$ (3.55)	$ 4.76	$ 3.74	$ 2.81
Diluted	$ 1.23	$ (3.55)	$ 4.63	$ 3.65	$ 2.73

	MARCH 31				
(IN THOUSANDS)	2010	2009	2008	2007	2006
Balance Sheet Data					
Working capital	$ 48,364	$ 109,433	$ 138,250	$ 100,153	$ 67,474
Property and equipment, net	380,708	430,519	421,347	354,156	297,308
Goodwill	24,226	29,436	102,423	86,145	86,640
Total assets	687,235	765,208	872,663	723,969	611,313
Long-term debt, net of current portion	159,321	287,164	362,448	142,144	90,678
Total shareholders' equity	269,426	250,464	279,793	365,536	318,946

(1) Reflects the impairment of goodwill value as of March 31, 2010, March 31, 2009 and March 31, 2007 under Accounting Standards Codification 350.


MDA

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors such as those referenced in "Forward-Looking Statements."

Overview

Our Company is a leading U.S. and Canadian provider of commercial printing and print-related services with 70 printing businesses in 27 states, Toronto and Prague, Czech Republic. In connection with our traditional print services, we also provide our customers fulfillment and mailing services and digital technology solutions and e-commerce capabilities.

We are focused on adding value to our printing businesses by providing the financial and operational strengths, management support and technological advantages associated with a large, national organization. Our strategy currently includes the following initiatives to generate sales and profit growth:

Internal Sales Growth – We seek to use our competitive advantages to expand market share. We continually seek to hire additional sales professionals, invest in new equipment and technology, expand our national accounts program, develop new and expanded digital technology-based print-related services and provide sales training and education about our breadth of capabilities and services to our sales professionals.

Disciplined Acquisition Program – We selectively pursue opportunities to acquire additional printing businesses at reasonable prices. Some of these acquisitions may include smaller and/or distressed printing businesses for integration into one of our existing businesses.

Cost Savings – Because of our size and extensive geographic footprint, we leverage our economies of scale to purchase supplies and equipment at preferential prices, and centralize various administrative services to generate cost savings.

Best Practices/Benchmarking – We provide a forum for our printing businesses to share their knowledge of technical processes and their best practices with one another, as well as benchmark financial and operational data to help our printing businesses identify and respond to changes in operating trends.

Leadership Development – Through our unique Leadership Development Program, we develop talent for future sales and management positions at our printing businesses.


MDA

Our printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. Our corporate headquarters staff provides support to our printing businesses in such areas as human resources, purchasing, internal financial controls design and management information systems. We also maintain centralized treasury, risk management, legal, tax, internal audit and consolidated financial reporting activities.

Our sales are derived from providing commercial printing and print-related services. These services consist of (i) traditional print services, including electronic prepress, digital and offset printing, finishing, storage and delivery of high-quality printed documents which are custom manufactured to our customers' design specifications; (ii) fulfillment and mailing services for such printed materials; (iii) technology solutions that enable our customers to more efficiently procure and manage printed materials and/or design, procure, distribute, track and analyze results of printing-based marketing programs and activities; and (iv) crossmedia capabilities allowing our customers to supplement the message of their printed materials through other media, such as the internet, email, or text messaging. Examples of the types of documents we print for our customers include high-quality, multi-color marketing materials, product and capability brochures, point-of-purchase displays, direct mail pieces, shareholder communications, trading cards, photo products such as calendars and photo books, catalogs and training manuals.

Most of our sales are generated by individual orders through commissioned sales personnel. We predominately recognize revenue from these orders when we deliver the ordered goods and services. To a large extent, continued engagement of our Company by our customers for successive business opportunities depends upon the customers' satisfaction with the quality of products and services we provide. As such, it is difficult for us to predict with any high degree of certainty the number, size, and profitability of printing services that we expect to provide for more than a few weeks in advance. Our revenues, however, tend to be strongest in the quarter ended December followed by revenue in the quarter ended March. Conversely, revenues tend to be seasonally weaker in the quarters ended June and September. Sales from election-related print business tend to be higher in every other year including years in which national elections are held.

Our cost of sales mainly consists of raw materials consumed in the printing process, as well as labor and outside services, such as delivery costs. Paper cost is the most significant component of our materials cost; however, fluctuation in paper pricing generally does not materially impact our operating margins because we typically quote, and subsequently purchase, paper for each specific printing project we are awarded. As a result, any changes in paper pricing are effectively passed through to customers by our printing businesses. Additionally, our cost of sales includes salary and benefits paid to operating personnel, maintenance, utilities, repair, rental and insurance costs associated with operating our facilities and equipment and depreciation charges.

Our selling expenses generally include the compensation paid to our sales professionals, along with promotional, travel and entertainment costs. Our general and administrative expenses generally include the salary and benefits paid to support personnel at our printing businesses and our corporate staff, including stock-based compensation, as well as office rent, communications expenses, various professional services, depreciation charges and amortization of identifiable intangible assets.

Results of Operations

The following table sets forth our Company's historical consolidated income statements and certain percentage relationships for the periods indicated:

	YEAR ENDED MARCH 31					
	(IN MILLIONS)			(AS A PERCENTAGE OF SALES)		
	2010	2009	2008	2010	2009	2008
Sales	$ 990.9	$ 1,145.2	$ 1,095.4	100.0%	100.0%	100.0%
Cost of sales	770.1	874.8	812.4	77.7	76.4	74.2
Gross profit	220.8	270.4	283.0	22.3	23.6	25.8
Selling expenses	91.4	105.7	107.0	9.2	9.2	9.8
General and administrative expenses	88.1	95.3	78.8	8.9	8.3	7.2
Goodwill impairment charge	6.1	83.3	–	0.6	7.3	–
Litigation and other charges	7.2	17.3	–	0.7	1.5	–
Other expense (income), net	0.4	(0.8)	(3.1)	0.1	(0.0)	(0.3)
Operating income (loss)	27.6	(30.4)	100.3	2.8	(2.7)	9.1
Interest expense, net	9.6	15.0	12.0	1.0	1.3	1.1
Income (loss) before taxes	18.0	(45.4)	88.3	1.8	(4.0)	8.0
Income tax expense (benefit)	3.9	(5.8)	29.0	0.4	(0.5)	2.6
Net income (loss)	$ 14.1	$ (39.6)	$ 59.3	1.4%	(3.5)%	5.4%

Our sales and expenses during the periods shown were impacted by the acquisition of three printing businesses in fiscal 2008. In accordance with the purchase method of accounting, our consolidated income statements reflect sales and expenses of acquired businesses only for post-acquisition periods. Accordingly, acquisitions affect our financial results in any one year compared to the prior year by the full-year impact of prior year acquisitions (as compared to the partial impact in the prior year) and the partial-year impact of current year acquisitions. This revenue impact is referred to below as the "impact of acquisitions." We refer to revenue growth or decline, excluding the effect of revenues contributed by acquisitions and election-related business, in the most recent or prior fiscal year as "internal" or "same-store" sales growth or decline.

Analysis of Consolidated Income Statements for Fiscal Year 2010 as Compared to Fiscal Year 2009

Sales for 2010 declined $154.3 million, or 13%, to $990.9 million from $1.15 billion in 2009. The decline was caused by an 11% decline in same-store sales compared to 2009 and to a lesser extent, a $28.4 million decline in election-related business. The decline in same-store sales was primarily due to a reduction in demand for printing services and a more competitive pricing environment caused by the weakness in the overall U.S. economy during 2010.

Gross profit for 2010 declined by $49.6 million, or 18%, to $220.8 million from $270.4 million in 2009 as a result of the sales decline. The sales decline had the effect of increasing fixed costs (particularly depreciation, facilities and insurance expenses) as a percentage of sales, thereby reducing gross profit margin (gross profit divided by sales) from 23.6% in 2009 to 22.3% in 2010.

Selling expense for 2010 declined $14.3 million, or 14%, to $91.4 million from $105.7 million in 2009. The decrease was attributable to lower sales commissions resulting from lower sales. As a percentage of sales, selling expenses were 9.2% in both the current and prior year.


MDA

General and administrative expenses for 2010 declined $7.2 million, or 8%, to $88.1 million from $95.3 million in 2009. The decline was primarily due to reductions in salaries and wages, lower share-based compensation costs and lower bad debt expense. Overall, as a percentage of sales, general and administrative expenses in 2010 increased to 8.9% from 8.3% in 2009 primarily because the reduction in salaries and wages was not proportional to the decline in sales.

The Company assesses the impairment of goodwill by estimating the fair value for each reporting unit using trailing twelve months earnings before interest, income taxes and depreciation and amortization ("EBITDA") multiplied by management's estimate of the total Company's enterprise value-to-EBITDA multiple, adjusted for a control premium. Management estimated a total Company enterprise value-to-EBITDA multiple based upon the multiple derived from using the market capitalization of the Company's common stock around March 31, 2010, after considering an appropriate control premium (25% based upon historical transactions in the printing industry). Each of the Company's printing businesses is separately evaluated for goodwill impairment because they comprise individual reporting units. The Company evaluates goodwill for impairment at the end of each fiscal year, or at any time that management becomes aware of an indication of potential impairment. For 2010, the Company recognized a non-cash, pre-tax goodwill impairment charge of $6.1 million. For 2009, the total non-cash, pre-tax goodwill impairment charge was $83.3 million.

Litigation and other charges of $7.2 million for 2010 included litigation charges and charges for the impairment of certain production equipment. The litigation and other charges of $17.3 million for 2009 relates to jury rendered verdicts for compensatory and punitive damages against the Company due to a lawsuit involving an isolated dispute between the Company and the former employer of an existing sales employee. As a result of these verdicts, a pre-tax litigation charge was recognized in the consolidated financial statements. We intend to continue our defense of this matter and appeal the judgment, as well as pursue potential insurance reimbursement, which has previously been denied.

Other expense of $0.4 million in 2010 and other income of $0.8 million in 2009 consists of foreign currency transaction losses and gains resulting from certain transactions of our Canadian and Czech Republic subsidiaries.

Net interest expense for 2010 decreased $5.4 million, or 36%, to $9.6 million from $15.0 million in 2009, primarily due to a lower level of average debt outstanding and a decline in our weighted average interest rate on LIBOR-based debt. Total debt declined from $314.2 million at March 31, 2009 to $181.6 million at March 31, 2010.

Income tax expense for 2010 was $3.9 million, reflecting an overall effective tax rate of 21.8% as compared to an effective tax rate of 12.8% in fiscal 2009. In fiscal 2009, the effective tax rate was impacted by the goodwill impairment charges, a large portion of which were not deductible. The effective tax rates in both years were also impacted by certain non-deductible expenses, state income taxes, effects of income tax uncertainties, different tax rates in foreign jurisdictions, and the domestic production deduction.

Analysis of Consolidated Income Statements for Fiscal Year 2009 as Compared to Fiscal Year 2008

Sales for 2009 increased $49.7 million, or 5%, to $1.15 billion from $1.10 billion in 2008. In 2009, the impact of acquisitions provided increased revenues of $128.7 million while an increase in election-related business contributed $24.2 million. These increases were partially offset by a $103.2 million decline in same-store sales compared to 2008. The decline in same-store sales was primarily due to a reduction in demand for printing services as a result of continuing weakness in the overall U.S. economy, and a more competitive pricing environment.

Gross profit for 2009 declined by $12.6 million, or 5%, to $270.4 million from $283.0 million in 2008. Gross profits as a percentage of sales declined to 23.6% from 25.8% in 2008 due to relatively lower gross margins of businesses acquired in 2008 and the adverse effect of lower same-store sales, offset, in part, by the effect of an increase in election-related business and the beneficial impact of the Company's growing digital print business.

Selling expense for 2009 declined $1.3 million, or 1%, to $105.7 million from $107.0 million in 2008. The decrease was attributable to lower sales commissions and other miscellaneous selling expenses, offset by higher selling expenses of businesses acquired in 2008. As a percentage of sales, selling expenses in 2009 declined to 9.2% from 9.8% in 2008. The decline was primarily due to lower selling expense as a percentage of sales for businesses acquired in 2008.

General and administrative expenses for 2009 increased $16.5 million, or 21%, to $95.3 million from $78.8 million in 2008. This increase was primarily caused by the impact of acquisitions (including direct expenses and incremental intangible asset amortization), an increase in share-based compensation and an increase in bad debt expense. Overall, as a percentage of sales, general and administrative expenses in 2009 increased to 8.3% from 7.2% in 2008 due to the factors described above and lower same-store sales.

The Company assesses the impairment of goodwill by estimating the fair value for each reporting unit using trailing twelve months earnings before interest, income taxes and depreciation and amortization ("EBITDA") multiplied by management's estimate of the total Company's enterprise value-to-EBITDA multiple, adjusted for a control premium. Management estimated a total Company enterprise value-to-EBITDA multiple based upon the multiple derived from using the market capitalization of the Company's common stock around March 31, 2009, after considering an appropriate control premium (25% based upon historical transactions in the printing industry). Each of the Company's printing businesses is separately evaluated for goodwill impairment because they comprise individual reporting units. The Company evaluates goodwill for impairment at the end of each fiscal year, or at any time that management becomes aware of an indication of impairment.

To the extent the net book value of the Company as a whole is greater than the Company's market capitalization, all or a significant portion of its goodwill may be considered impaired. As a result of the decline in the market capitalization of the Company during 2009, and a weakening operating performance outlook driven primarily by the U.S. recession, the Company concluded that a triggering event occurred for the quarter ended December 31, 2008 and recognized a non-cash, pre-tax impairment of its goodwill during that quarter of $62.5 million. In connection with the year ended March 31, 2009, the Company performed an additional, required annual impairment test of goodwill and recognized a non-cash, pre-tax impairment of goodwill of $20.8 million in the quarter ended March 31, 2009. For the fiscal year, the total non-cash, pre-tax impairment of goodwill and accompanying charge to earnings was $83.3 million.

Litigation and other charges for 2009 of $17.3 million primarily relates to jury rendered verdicts for compensatory and punitive damages against the Company due to a lawsuit involving an isolated dispute between the Company and the former employer of an existing sales employee. As a result of these verdicts, a pre-tax litigation charge of $17.0 million has been recognized in the consolidated financial statements. The judge may also award the plaintiff their attorney fees and costs. We intend to continue our defense of this matter and appeal the judgment, as well as pursue potential insurance reimbursement, which has previously been denied.

Other income for 2009 decreased $2.3 million to $0.8 million from $3.1 million in 2008. Other income primarily consists of foreign currency transaction gains resulting from certain transactions of our Canadian and Czech Republic subsidiaries that are denominated in U.S. dollars.

Net interest expense for 2009 increased $3.0 million, or 25%, to $15.0 million from $12.0 million in 2008, primarily due to a higher level of average debt outstanding due to borrowings used to fund 2008 acquisitions, capital expenditures and share repurchases under our now expired common stock repurchase program during the second and third quarters of 2008. The increase was partially offset by a decline in our weighted average interest rate on LIBOR-based debt.

Income tax benefit for 2009 was $5.8 million, reflecting an overall effective tax rate of 12.8% as compared to an effective tax rate of 32.8% in 2008. In 2009, the effective tax rate declined primarily as a result of the goodwill impairment charges and lower pretax book income. Without the goodwill impairment charges, the effective tax rate for 2009 would be 39.1%, compared to an effective rate of 32.8% in 2008. This increase in effective rate was primarily due to a lower tax benefit resulting from a reduction of reserves related to certain tax positions in 2009 compared to 2008.

Liquidity and Capital Resources

Sources and Uses of Cash

Our historical sources of cash have primarily been cash provided by operations and borrowings under our various bank credit facilities. Our historical uses of cash have been for acquisitions of printing businesses, capital expenditures, payment of principal and interest on outstanding debt obligations, repurchases of our common stock and for working capital requirements. Various components of our statement of cash flows are as follows and should be read in conjunction with our consolidated statements of cash flows and the notes thereto included elsewhere in this Annual Report:

	YEAR ENDED MARCH 31		
(IN MILLIONS)	2010	2009	2008
Net cash provided by operating activities	$ 160.9	$ 141.1	$ 110.2
Acquisitions of businesses	(2.9)	(6.7)	(97.3)
Capital expenditures, net of proceeds from asset dispositions(1)	(21.1)	(68.2)	(39.4)
Net proceeds (payments) under bank credit facilities	(104.8)	(53.1)	177.4
Net payments on term equipment notes and other debt	(31.1)	(21.6)	(1.1)
Payments to repurchase and retire common stock	–	–	(150.0)
Purchase of remaining interest in consolidated subsidiary	(5.5)	–	–
Proceeds from exercise of stock options	1.3	3.0	2.9

(1) Excludes capital expenditures of $7.3 million in fiscal 2009 and $41.0 million in fiscal 2008, which were directly financed.

Additionally, our cash position, working capital and debt obligations as of March 31, 2010, 2009 and 2008 are shown below and should be read in conjunction with our consolidated balance sheets and the notes thereto included elsewhere in this Annual Report:

	MARCH 31		
(IN MILLIONS)	2010	2009	2008
Cash and cash equivalents	$ 6.7	$ 9.8	$ 15.1
Working capital	48.4	109.4	138.3
Total debt	181.6	314.2	385.7

Net cash provided by operating activities increased by $19.8 million for fiscal 2010 compared to fiscal 2009. This increase was due primarily to changes in working capital items. The decline in working capital was primarily due to a decline in accounts receivable and prepaid expenses and an increase in accounts payable, accrued liabilities and income taxes payable. During fiscal 2010, we invested $28.2 million in new technology, equipment and real estate.

We believe that our cash flow provided by operations, combined with new borrowings, will be adequate to cover our fiscal 2011 working capital needs, debt service requirements, and planned capital expenditures, including acquisitions of printing businesses.

We intend to continue pursuing acquisition opportunities at prices we believe are reasonable based upon prevailing market conditions. However, we cannot accurately predict the timing, size and success of our acquisition efforts or our associated potential capital commitments. There can be no assurance that we will be able to acquire additional printing businesses on terms acceptable to us. We expect to fund future acquisitions through cash flow provided by operations and/or additional borrowings under our primary bank credit facility. We have, however, in the past issued our common stock as purchase price consideration in some of our acquisitions and may do so again in the future.

Debt Obligations

Our primary bank credit facility (as amended, the "Credit Agreement") currently provides for $300 million in revolving credit and has a maturity date of October 6, 2011. At March 31, 2010, outstanding borrowings under the Credit Agreement were $88.2 million and accrued interest at a weighted average rate of 2.3%.

Under the terms of the Credit Agreement the proceeds from borrowings may be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase our common stock. Borrowings outstanding under the Credit Agreement are secured by substantially all of our assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Credit Agreement accrue interest, at our option, at either LIBOR plus a margin of 1.625% to 3.0%, or an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus 0.5%) plus a margin of 0.125% to 1.5%. We are also required to pay an annual commitment fee ranging from 0.25% to 0.5% on available but unused amounts under the Credit Agreement. The interest rate margin and the commitment fee are based upon certain financial performance measures set forth in the Credit Agreement and are redetermined quarterly. At March 31, 2010 the applicable LIBOR interest rate margin was 2.0% and the applicable commitment fee was 0.25%.

We are subject to certain covenants and restrictions, including limitations on additional indebtedness we may incur in the future, and we must meet certain financial tests as defined in the Credit Agreement. We were in compliance with these covenants and financial tests at March 31, 2010. In the event that we are unable to remain in compliance with the Credit Agreement's covenants and financial tests in the future, our lenders would have the right to declare us in default with respect to such obligations, and consequently, certain of our other debt obligations, including substantially all of our term equipment notes, would be deemed to also be in default. All debt obligations in default would be required to be reclassified as a current liability. In the event that we were unable to obtain a waiver from our lenders or renegotiate or refinance these obligations, a material adverse effect on our ability to conduct our operations in the ordinary course likely would result.

We also maintain an unsecured credit facility with a commercial bank (the "A&B Credit Facility") currently consisting of a U.S. $5 million maximum borrowing limit component and a separate Canadian dollar ("C$") C$23 million maximum borrowing limit component. At March 31, 2010, outstanding borrowings under such facility were $2.0 million, which accrued interest at a weighted average rate of 2.5%, and C$14.0 million ($13.7 million U.S. equivalent), which accrued interest at a weighted average rate of 2.8%. There are no significant covenants or restrictions set forth in the A&B Credit Facility; however, a default by us under the Credit Agreement constitutes a default under the A&B Credit Facility.

In addition, we maintain two auxiliary revolving credit facilities (each an "Auxiliary Bank Facility" and collectively the "Auxiliary Bank Facilities") with commercial banks. Each Auxiliary Bank Facility is unsecured and has a maximum borrowing capacity of $5.0 million. One facility expires in October 2011 while the other facility expires in December 2010. At March 31, 2010, outstanding borrowings under the Auxiliary Bank Facilities totaled $9.3 million and accrued interest at a weighted average rate of 2.9%. Because we currently have the ability and intent to refinance the borrowings outstanding under the Auxiliary Bank Facilities expiring in December 2010, such borrowings are classified as long-term debt in our consolidated balance sheet at March 31, 2010. The Auxiliary Bank Facilities cross-default to the events of default set forth in the Credit Agreement.

At March 31, 2010, outstanding borrowings under our term equipment notes totaled $64.6 million and accrued interest at rates between 3.9% and 7.1%. The term equipment notes provide for principal payments plus interest for defined periods of up to ten years from the date of issuance, and are secured by certain equipment of the Company. We are not subject to any significant financial covenants in connection with any of the term equipment notes. Most of the term equipment notes cross-default to the events of default set forth in the Credit Agreement.

At March 31, 2010, other debt obligations totaled $3.8 million and provided for principal payments plus interest (at fixed and variable rates) for defined periods up to 16 years from the date of issuance. We do not have any significant financial covenants or restrictions associated with the other debt obligations.

As of March 31, 2010, our available credit under existing credit facilities was $218.8 million.

Contractual Obligations and Other Commitments

As of March 31, 2010, the scheduled maturity of our contractual obligations is as follows:

(IN MILLIONS)	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS	OTHER
Debt obligations(1)	$ 181.6	$ 22.2	$ 147.7	$ 10.9	$ 0.8	$ –
Operating lease obligations	89.1	18.3	29.6	18.0	23.2	–
Unrecognized tax benefits	14.7	–	–	–	–	14.7

(1) Includes all long-term debt, including the current portion of long-term debt on the face of the balance sheet as of March 31, 2010.

Operating Leases – We have entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of our business.

Letters of Credit – We had letters of credit outstanding as of March 31, 2010 totaling $5.5 million. All of these letters of credit were issued pursuant to the terms of our Credit Agreement, which expires October 6, 2011.

Insurance Programs – We maintain third-party insurance coverage in amounts and against risks we believe are reasonable under our circumstances. We are self-insured for most workers' compensation claims and for a significant component of our group health insurance programs. For these exposures, we accrue expected loss amounts which are determined using a combination of our historical loss experience and subjective assessment of the future costs of incurred losses, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claim matters which occurred in a prior period. Although we believe that the accrued loss estimates are reasonable, significant differences related to the items noted above could materially affect our risk exposure, insurance coverage, and future expense.

Critical Accounting Policies

We have identified our critical accounting policies based on the following factors – significance to our overall financial statement presentation, complexity of the policy and its use of estimates and assumptions. We are required to make certain estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses. We evaluate our estimates and assumptions on an ongoing basis and rely on historical experience and various other factors that we believe to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Revenue Recognition – We primarily recognize revenue upon delivery of the printed product to the customer. In the case of customer fulfillment arrangements, including multiple deliverables of printing services and distribution services, revenue relating to the printed product is recognized upon the delivery of the printed product into our fulfillment warehouses, and invoicing of the customer for the product at an agreed price. Revenue from distribution services is recognized when the services are provided. Because printed products manufactured for our customers are customized based upon the customer's specifications, product returns are insignificant. Revenue is recognized net of sales taxes.

Receivables, Net of Valuation Allowance – Accounts receivable at March 31, 2010 were $169.9 million, net of a $4.3 million allowance for doubtful accounts. The valuation allowance was determined based upon our evaluation of aging of receivables, historical experience and the current economic environment. While we believe we have appropriately considered known or expected outcomes, our customers' ability to pay their obligations could be adversely affected by the continuing contraction in the U.S. economy or other factors beyond our control. Changes in our estimates of collectibility could have a material adverse effect on our consolidated financial condition or results of operations.

Impairment of Goodwill – We evaluate the carrying value of our goodwill as of each fiscal year end, or at any time that management becomes aware of an indication of potential impairment. Under the applicable accounting standards, the goodwill impairment analysis is a two-step test. In the first step, we determine fair value for each reporting unit using trailing twelve months earnings before interest, income taxes and depreciation and amortization ("EBITDA"), multiplied by management's estimate of an appropriate enterprise value-to-EBITDA multiple for each reporting unit, adjusted for a control premium. Management's total Company enterprise value-to-EBITDA multiple is based upon the multiple derived from using the market capitalization of the Company's common stock on or around the applicable balance sheet date, after considering an appropriate control premium (25% at March 31, 2010, based upon historical transactions in the printing industry). This total Company enterprise value-to-EBITDA multiple is then used as a starting point in determining the appropriate multiple for each reporting unit. If the carrying value of the reporting unit exceeds the estimated fair value of the reporting unit, we must perform a second step to measure the amount of impairment. This second step involves estimating the fair value of identifiable tangible and intangible assets and determining an implied value of goodwill. To the extent the implied value of goodwill is less than the carrying value of goodwill for a particular reporting unit, we are required to record an impairment charge. The process of determining the fair values of assets and liabilities can involve a considerable degree of estimation.

Impairment of Long-Lived Assets – We evaluate long-lived assets, including property, plant and equipment, and intangible assets other than goodwill or intangible assets with indefinite lives whenever events or changes in conditions indicate that the carrying value may not be recoverable. The evaluation requires us to estimate future undiscounted cash flows associated with an asset or group of assets. If the cost of the asset or group of assets cannot be recovered by these undiscounted cash flows, then the need for an impairment exists. Estimating future cash flows requires judgments regarding future economic conditions, demand for services and pricing. Although we believe our estimates are reasonable, significant differences in the actual performance of the asset or group of assets may materially affect our asset values and require an impairment charge in future periods.

Insurance Liabilities – We are self-insured for the majority of our workers' compensation and group health insurance costs. Insurance claims liabilities have been accrued using a combination of our historical loss experience and subjective assessment of the future costs of incurred losses, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claims matters which occurred in a prior period.

Accounting for Income Taxes – As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. The tax effects of these temporary differences are recorded as deferred tax assets or deferred tax liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Additionally, to account for uncertain tax positions, we use a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Although we believe our estimates are reasonable, the final outcome of uncertain tax positions may be different from that which is reflected in the financial statements.

Accounting for Acquisitions – The allocations of purchase price to acquired assets and liabilities are initially based on estimates of fair value and are prospectively revised if and when additional information, concerning certain asset and liability valuations we are waiting for at the time of the initial allocations, is obtained, provided that such information is received no later than one year after the date of acquisition. In addition, when appropriate we retain an independent third-party valuation firm to assist in the identification, valuation and determination of useful lives of identifiable intangible assets in connection with our acquisitions.

New Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13, which amends the criteria in ASC 605, *Revenue Recognition*, for revenue recognition in multiple deliverable arrangements. The amendments establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This update is effective for fiscal years beginning on or after June 15, 2010, and may be applied on either prospective or retrospective basis, with early adoption permitted. The Company elected to early adopt ASU 2009-13 effective for fiscal year 2010. The early adoption had no effect on our consolidated financial condition or results of operations.

Quantitative and Qualitative Disclosure About Market Risk

Market risk generally means the risk that losses may occur in the value of certain financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We do not currently hold or utilize derivative financial instruments to manage market risk or that could expose us to other market risk. We are exposed to market risk in interest rates related primarily to our debt obligations, which as of March 31, 2010 include $64.8 million of fixed rate debt and $116.8 million of variable rate debt. A 1.0% increase in the interest rate on our variable rate debt would change our interest expense by approximately $1.2 million on an annual basis. The following table sets forth the average interest rate for the scheduled maturities of our debt obligations as of March 31, 2010:

($ IN MILLIONS)	2011	2012	2013	2014	2015	THEREAFTER	TOTAL	ESTIMATED FAIR VALUE AT MARCH 31, 2010
Fixed Rate Debt:								
Amount	$ 21.8	$ 16.1	$ 15.2	$ 6.4	$ 4.5	$ 0.8	$ 64.8	$ 64.9
Average interest rate	5.63%	5.75%	5.59%	5.89%	5.85%	6.23%	5.70%	
Variable Rate Debt:								
Amount	$ 0.4	$ 113.4(1)	$ 3.0	$ –	$ –	$ –	$ 116.8	$ 117.0
Average interest rate	.45%	2.40%	.45%	–	–	–	2.34%	

(1) Includes $13.7 million denominated in Canadian dollars.

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	MARCH 31 2010	2009
ASSETS		
Current assets		
Cash and cash equivalents	$ 6,741	$ 9,762
Accounts receivable, net	169,915	173,501
Inventories	48,879	52,737
Prepaid expenses	9,316	17,340
Deferred income taxes	17,294	18,909
Total current assets	252,145	272,249
Property and equipment, net	380,708	430,519
Goodwill	24,226	29,436
Other intangible assets, net	22,647	24,691
Other assets	7,509	8,313
	$ 687,235	$ 765,208
Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 22,235	$ 27,026
Accounts payable	83,955	48,519
Accrued liabilities	88,174	86,718
Income taxes payable	9,417	553
Total current liabilities	203,781	162,816
Long-term debt, net of current portion	159,321	287,164
Other liabilities	14,729	14,794
Deferred income taxes, net	39,978	49,970
Total liabilities	417,809	514,744
Commitments and contingencies		
Shareholders' equity		
Common stock, $.01 par value; 100,000,000 shares authorized; 11,211,216 and 11,152,875 issued and outstanding	112	111
Additional paid-in capital	166,094	163,131
Retained earnings	101,894	87,806
Accumulated other comprehensive income (loss)	1,326	(584)
Total shareholders' equity	269,426	250,464
	$ 687,235	$ 765,208

See accompanying Notes to Consolidated Financial Statements.

Consolidated Income Statements

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED MARCH 31 2010	2009	2008
Sales	$ 990,861	$ 1,145,146	$ 1,095,388
Cost of sales	770,075	874,711	812,401
Gross profit	220,786	270,435	282,987
Selling expenses	91,378	105,688	106,952
General and administrative expenses	88,091	95,261	78,804
Goodwill impairment charge	6,134	83,324	–
Litigation and other charges	7,210	17,350	–
Other expense (income), net	357	(809)	(3,064)
Operating income (loss)	27,616	(30,379)	100,295
Interest expense	9,773	15,260	12,366
Interest income	(181)	(265)	(346)
Income (loss) before taxes	18,024	(45,374)	88,275
Income tax expense (benefit)	3,936	(5,804)	28,951
Net income (loss)	$ 14,088	$ (39,570)	$ 59,324
Basic earnings (loss) per share	$ 1.26	$ (3.55)	$ 4.76
Diluted earnings (loss) per share	$ 1.23	$ (3.55)	$ 4.63
Shares used to compute earnings (loss) per share			
Basic	11,169	11,138	12,463
Diluted	11,453	11,138	12,822

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(IN THOUSANDS)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance, March 31, 2007	13,694	$ 137	$ 185,098	$ 180,113	$ 188	$ 365,536
Net income	–	–	–	59,324	–	59,324
Other comprehensive income – currency translation adjustment, net of tax	–	–	–	–	(1,086)	(1,086)
Total comprehensive income	–	–	–	–	–	58,238
Exercise of stock options, including tax benefit	67	1	2,869	–	–	2,870
Share-based compensation expense	–	–	2,057	–	–	2,057
Repurchase and retire common stock	(2,682)	(27)	(36,820)	(113,250)	–	(150,097)
Cumulative effect of adoption of ASC 740	–	–	–	1,189	–	1,189
Balance, March 31, 2008	11,079	111	153,204	127,376	(898)	279,793
Net loss	–	–	–	(39,570)	–	(39,570)
Other comprehensive income – currency translation adjustment, net of tax	–	–	–	–	314	314
Total comprehensive loss	–	–	–	–	–	(39,256)
Exercise of stock options, including tax benefit	74	–	3,019	–	–	3,019
Share-based compensation expense	–	–	6,908	–	–	6,908
Balance, March 31, 2009	11,153	111	163,131	87,806	(584)	250,464
Net income	–	–	–	14,088	–	14,088
Other comprehensive income – currency translation adjustment	–	–	–	–	1,910	1,910
Total comprehensive income	–	–	–	–	–	15,998
Exercise of stock options, including tax benefit	58	1	1,310	–	–	1,311
Share-based compensation expense	–	–	5,031	–	–	5,031
Purchase of remaining interest in a consolidated subsidiary	–	–	(3,378)	–	–	(3,378)
Balance, March 31, 2010	11,211	$ 112	$ 166,094	$ 101,894	$ 1,326	$ 269,426

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)	YEAR ENDED MARCH 31 2010	2009	2008
Operating Activities			
Net income (loss)	$ 14,088	$ (39,570)	$ 59,324
Adjustments to reconcile net income (loss) to net cash provided by operating activities –			
Depreciation	67,616	62,999	51,460
Amortization	3,734	4,128	2,426
Bad debt expense	974	4,116	1,203
Goodwill impairment charge	6,134	83,324	–
Litigation and other charges	7,210	17,350	–
Foreign currency (gain) loss	(422)	559	(3,807)
Deferred income taxes	(6,366)	(12,922)	6,029
Share-based compensation expense	5,031	6,908	2,057
Changes in assets and liabilities, net of effects of acquisitions –			
Accounts receivable, net	6,191	30,302	216
Inventories	4,845	8,022	(32)
Prepaid expenses	8,056	(10,482)	1,232
Other assets	494	(503)	(258)
Accounts payable and accrued liabilities	34,202	(14,692)	(3,902)
Other liabilities	(68)	1,139	(5,812)
Income taxes payable	9,149	374	46
Net cash provided by operating activities	160,868	141,052	110,182
Investing Activities			
Acquisitions of businesses, net of cash acquired	(2,944)	(6,684)	(97,258)
Purchases of property and equipment	(28,244)	(69,600)	(41,394)
Proceeds from asset dispositions	7,163	1,447	2,019
Net cash used in investing activities	(24,025)	(74,837)	(136,633)
Financing Activities			
Proceeds from bank credit facilities	161,042	200,276	289,377
Payments on bank credit facilities	(265,839)	(253,339)	(111,972)
Proceeds from issuance of term equipment notes	–	1,926	15,558
Payments on term equipment notes and other debt	(31,120)	(23,530)	(16,645)
Payments to repurchase and retire common stock	–	–	(150,097)
Purchase of remaining interest in consolidated subsidiary	(5,500)	–	–
Proceeds from exercise of stock options, including excess tax benefit	1,311	3,019	2,869
Net cash provided by (used in) financing activities	(140,106)	(71,648)	29,090
Effect of exchange rate changes on cash and cash equivalents	242	64	449
Net increase (decrease) in cash and cash equivalents	(3,021)	(5,369)	3,088
Cash and cash equivalents at beginning of year	9,762	15,131	12,043
Cash and cash equivalents at end of year	$ 6,741	$ 9,762	$ 15,131

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND PERCENTAGES)

1

Business

Consolidated Graphics, Inc. (collectively with its consolidated subsidiaries referred to as "the Company") is a provider of commercial printing and print-related services with 70 printing businesses in 27 states, Toronto and Prague, Czech Republic.

The Company's printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. The Company's corporate headquarters staff provides support to its printing businesses in such areas as human resources, purchasing, internal financial controls design and management information systems. The Company also maintains centralized treasury, risk management, tax, internal audit and consolidated financial reporting activities.

The Company's sales are derived from providing commercial printing and print-related services. These services consist of (i) traditional print services, including electronic prepress, digital and offset printing, finishing, storage and delivery of high-quality printed documents which are custom manufactured to its customers' design specifications; (ii) fulfillment and mailing services for such printed materials; (iii) technology solutions that enable its customers to more efficiently procure and manage printed materials and/or design, procure, distribute, track and analyze results of printing-based marketing programs and activities; and (iv) crossmedia capabilities allowing its customers to supplement the message of their printed materials through other media, such as the internet, email, or text messaging.

The scope and extent of services provided to the Company's customers typically varies for each individual order it receives, depending on customer-specific factors including the intended uses for the printed materials. Furthermore, each of the Company's locations generally is capable of providing a complete range of services to its customers. Accordingly, the Company does not operate its business in a manner that differentiates among its respective capabilities and services for financial or management reporting purposes, rather each of its printing businesses is defined as a distinct reporting unit.

2

Significant Accounting Policies and Other Information

Accounting Policies

The accounting policies of the Company reflect industry practices and conform to generally accepted accounting principles in the United States. The more significant of such accounting policies are described below.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's operations constitute one reportable segment because all of its printing businesses operate in the commercial printing industry and exhibit similar economic characteristics.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period including depreciation of property and equipment and amortization or impairment of intangible assets. The Company evaluates its estimates and assumptions on an ongoing basis and relies on historical experience and various other factors that it believes to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Reclassification – Certain reclassifications of prior period data have been made to conform to the current period reporting.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Pursuant to the Company's cash management system, the Company deposits cash into its bank accounts as checks written by the Company are presented to the bank for payment. Checks issued by the Company but not presented to the bank for payment are included in accounts payable and totaled $40,342 as of March 31, 2010 and $5,684 as of March 31, 2009.

Revenue Recognition and Accounts Receivable – The Company primarily recognizes revenue upon delivery of the printed product to the customer. In the case of customer fulfillment arrangements, including multiple deliverables of printing services and distribution services, revenue relating to the printed product is recognized upon the delivery of the printed product into the Company's fulfillment warehouses, and invoicing of the customer for the product at an agreed price. Revenue from distribution services is recognized when the services are provided. Because printed products manufactured for the Company's customers are customized based upon the customers specifications, product returns are not significant. The Company derives the majority of its revenues from sales and services to a broad and diverse group of customers with no individual customer accounting for more than 6% of the Company's revenues in any of the years ended March 31, 2010, 2009 or 2008. The Company maintains an allowance for doubtful accounts based upon its evaluation of aging of receivables, historical experience and the current economic environment. Accounts receivable in the accompanying consolidated balance sheets are reflected net of allowance for doubtful accounts of $4,348 and $6,556 at March 31, 2010 and 2009, respectively.

Inventories – Inventories are valued at the lower of cost or market utilizing the first-in, first-out method for raw materials and the specific identification method for work in progress and finished goods. Raw materials consist of paper, ink, proofing materials, plates, boxes and other general supplies. Inventory values include the cost of purchased raw materials, labor and overhead costs. The carrying values of inventories are set forth below:

	MARCH 31	
	2010	2009
Raw materials	$ 20,932	$ 22,587
Work in progress	22,354	24,896
Finished goods	5,593	5,254
	$ 48,879	$ 52,737

Goodwill and Long-Lived Assets – Goodwill totaled $24,226 at March 31, 2010 and represents the excess of the Company's purchase cost over the fair value of the net identifiable assets acquired, net of previously recorded amortization and impairment charges. The Company assesses the impairment of goodwill by estimating the fair value for each reporting unit using trailing twelve months earnings before interest, income taxes and depreciation and amortization ("EBITDA") multiplied by management's estimate of an appropriate enterprise value-to-EBITDA multiple for each reporting unit, adjusted for a control premium. Management's total Company enterprise value-to-EBITDA multiple is based upon the multiple derived from using the market capitalization of the Company's common stock on or around the applicable balance sheet date, after considering an appropriate control premium (25% at March 31, 2010, based upon historical transactions in the printing industry). This total Company enterprise value-to-EBITDA multiple is then used as a starting point in determining the appropriate multiple for each reporting unit. Each of the Company's printing businesses is separately evaluated for goodwill impairment because they comprise individual reporting units. The Company evaluates goodwill for impairment at the end of each fiscal year, or at any time that management becomes aware of an indication of impairment.

Under the applicable accounting standards, the goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated potential impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangible assets as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill in the "proforma" business combination accounting described above exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. A recognized impairment loss cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. The Company recognized a non-cash, pre-tax impairment charge to its goodwill in the amount of $6,134 for the year ended March 31, 2010 and $83,324 for the year ended March 31, 2009. Tax benefits totaling $2,392 in 2010 and $20,055 in 2009 were recorded in connection with these impairments. The Company conducted its required annual evaluation of goodwill and determined that no impairment charges were required for the year ended March 31, 2008.

Goodwill is as follows:

	YEAR ENDED MARCH 31		
	2010	2009	2008
Beginning balance, gross	$ 236,702	$ 226,365	$ 210,087
Accumulated impairments	(207,266)	(123,942)	(123,942)
Beginning balance, net	29,436	102,423	86,145
Acquisitions	–	10,337	16,278
Foreign exchange translation	924	–	–
Impairment charges	(6,134)	(83,324)	–
Ending balance	$ 24,226	$ 29,436	$ 102,423

The Company compares the carrying value of long-lived assets, including property, plant and equipment and intangible assets other than goodwill or intangible assets with indefinite lives to projections of future undiscounted cash flows attributable to such assets. In the event that the carrying value of any long-lived asset exceeds the projection of future undiscounted cash flows attributable to such asset, the Company records an impairment charge against income equal to the excess, if any, of the carrying value over the asset's fair value. The Company recorded impairments of $3,973 in 2010 and $350 in 2009, which are included in litigation and other charges in the consolidated income statements.

The net book value of other intangible assets at March 31, 2010 was $22,647. Other intangible assets consist primarily of the value assigned to such items as customer lists and trade names in connection with the allocation of purchase price for acquisitions and are generally amortized on a straight-line basis over periods of between five and 25 years. Such assets are evaluated for recoverability with other long-lived assets as discussed above. Amortization expense totaled $3,734 in 2010, $4,128 in 2009 and, $2,426 in 2008. The Company's future amortization expense by fiscal year is as follows:

	2011	2012	2013	2014	2015
Amortization expense	$ 3,521	$ 3,521	$ 3,521	$ 3,189	$ 3,189

Accrued Liabilities – The significant components of accrued liabilities are as follows:

	MARCH 31	
	2010	2009
Compensation and benefits	$ 25,810	$ 29,634
Litigation reserve	17,567	17,000
Advances from customers	13,677	14,290
Other[1]	18,026	12,468
Manufacturing materials and services	8,040	8,127
Sales, property and other taxes	5,054	5,199
	$ 88,174	$ 86,718

(1) Other accrued liabilities are principally comprised of accrued self-insurance claims for certain insurance programs. None of the individual items in other accrued liabilities at March 31, 2010 and 2009 were individually greater than 5% of total current liabilities in those years.

Litigation Charge – In late fiscal 2009, a jury rendered verdicts for compensatory and punitive damages against the Company due to a lawsuit involving an isolated dispute between the Company and the former employer of an existing sales employee. As a result of these verdicts, a pre-tax litigation charge of $17,000 was accrued in the fiscal 2009 consolidated financial statements. In fiscal 2010, the Company accrued additional charges to reflect the actual damages, fees and other costs included in the order entered by the judge. The Company intends to continue its defense of this matter, and will appeal the judgment. (See Note 7. Commitments and Contingencies).

Income Taxes – The provision for income taxes includes federal, state and foreign income taxes which are currently payable or deferred based on current tax laws. Deferred income taxes are provided for the tax consequences of differences between the financial statement and tax bases of assets and liabilities. The Company reduces deferred tax assets by a valuation allowance when, based on its estimates, it is more likely than not that a portion of those assets will not be realized in a future period. The Company is subject to audit by taxing authorities and these audits occasionally result in proposed assessments which may result in additional tax liabilities and, in some cases, interest and penalties. The Company recognizes a tax position in its financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. The recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. The Company has a reserve for unrecognized tax benefits related to uncertain tax positions. The Company adjusts the reserve upon changes in circumstances that would cause a change to the estimate of the ultimate liability, upon effective settlement, or upon the expiration of the statute of limitations relating to such tax positions, in the period in which such event occurs. Although we believe our estimates are reasonable, the final outcome of uncertain tax positions may be different from that which is reflected in the financial statements.

Supplemental Cash Flow Information – The consolidated statements of cash flows provide information about the Company's sources and uses of cash and exclude the effects of non-cash transactions. Total capital expenditures excluding non-cash transactions were $28,244, $69,600 and $41,394 for the years ended March 31, 2010, 2009 and 2008, respectively. Certain capital expenditures considered non-cash transactions were $7,277 and $41,015 for the years ended March 31, 2009 and 2008, respectively, and were financed using term notes (See Note 5. Long-Term Debt). Total capital expenditures, including cash and non-cash transactions, were $28,244, $76,877 and $82,409 for the years ended March 31, 2010, 2009 and 2008, respectively. The Company paid cash for interest totaling $9,636, $14,848 and $12,663 for the years ended March 31, 2010, 2009 and 2008, respectively. The Company received an income tax refund, net of taxes paid, totaling $7,036 for the year ended March 31, 2010. The Company paid cash for income taxes, net of refunds, totaling $14,427 and $26,745 for the years ended March 31, 2009 and 2008, respectively.

Recent Accounting Pronouncements – In October 2009, the Financial Accounting Standards Board ("FASB") issued ASU 2009-13, which amends the criteria in ASC 605, *Revenue Recognition,* for revenue recognition in multiple deliverable arrangements. The amendments establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This update is effective for fiscal years beginning on or after June 15, 2010, and may be applied on either prospective or retrospective basis, with early adoption permitted. The Company elected to early adopt ASU 2009-13 effective for fiscal year 2010. The early adoption had no effect on the Company's consolidated financial condition or results of operations.

Other Information

Earnings Per Share – Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect net income divided by the weighted average number of common shares, dilutive stock options and restricted stock unit awards outstanding using the treasury stock method. Earnings per share are set forth below:

	YEAR ENDED MARCH 31		
	2010	2009	2008
Numerator			
Net income (loss)	$ 14,088	$ (39,570)	$ 59,324
Denominator			
Weighted average number of common shares outstanding	11,168,665	11,138,141	12,462,617
Dilutive options and awards	284,720	–	359,393
Diluted weighted average number of common shares outstanding	11,453,385	11,138,141	12,822,010
Net earnings (loss) per share			
Basic	$ 1.26	$ (3.55)	$ 4.76
Diluted	$ 1.23	$ (3.55)	$ 4.63

Diluted net earnings (loss) per share takes into consideration the dilution of certain unvested restricted stock unit awards and unexercised stock options. For the year ended March 31, 2010, options to purchase 1,093,987 shares of common stock were outstanding but not included in the computation of diluted net earnings per share because the option exercise price exceeded the average annual fair value of the Company's common stock such that their inclusion would have an anti-dilutive effect. For the year ended March 31, 2009, options to purchase 1,829,151 shares were outstanding but not included in the computation of diluted net loss per share because of the net loss during 2009. Their inclusion would have had an anti-dilutive effect. Of the 1,829,151 options to purchase shares, 1,112,276 shares had an option exercise price that exceeded the average annual fair value of the Company's common stock. For the year ended March 31, 2008, options to purchase 16,486 shares of common stock were outstanding but not included in the computation of diluted net earnings per share because the option exercise price exceeded the average annual fair value of the Company's common stock such that their inclusion would have an anti-dilutive effect.

Related Party Transactions – In the normal course of business, the Company leases certain real estate from individuals who formerly owned an acquired printing business and are now employed by the Company. Related party rental expense totaled $821 for fiscal 2010 and 2009 and $1,761 for fiscal 2008.

Fair Value of Financial Instruments – The Company's financial instruments consist of cash, trade receivables, trade payables and debt obligations. The Company does not currently hold or issue derivative financial instruments. The Company believes that the recorded values of its variable rate debt obligations, which totaled $116,787 and $218,801 at March 31, 2010 and 2009, respectively, approximated their fair values. The Company believes that the recorded values of its fixed rate debt obligations which totaled $64,769 and $95,389 at March 31, 2010 and 2009, respectively, approximated their fair values. Estimates of fair value are based on estimated interest rates for the same or similar debt offered to the Company having the same or similar maturities and collateral requirements.

Concentrations of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited because the Company's printing businesses provide services to a large, diverse group of customers in various geographical regions. Management performs ongoing credit evaluations of its customers and generally does not require collateral for extensions of credit. The Company's cash deposits are held with large, well-known financial institutions.

Share-Based Compensation – The Company accounts for share-based compensation by measuring the cost of the employee services received in exchange for an award of equity instruments, including grants of stock options and restricted stock unit awards, based on the fair value of the award at the date of grant. In addition, to the extent that the Company receives an excess tax benefit upon exercise of an award, such benefit is reflected as cash flow from financing activities in the consolidated statement of cash flows.

Foreign Currency – Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than the U.S. dollar are translated at period-end exchange rates. Income and expense items are translated at the average monthly exchange rates. The effects of period-end translation are included as a component of Accumulated Other Comprehensive Income in the consolidated statements of shareholders' equity. The net foreign currency transaction loss (gain) related to the revaluation of certain transactions denominated in currencies other than the reporting unit's functional currency totaled $357, ($809) and ($3,064) in fiscal 2010, 2009 and 2008, respectively, and is recorded in Other (Income) Expense on the consolidated income statements.

Accumulated Other Comprehensive Income (Loss) – Accumulated Other Comprehensive Income (Loss) is comprised of foreign currency translation adjustments.

Geographic Information – Revenues of the Company's subsidiaries operating outside the United States were $49,980, $45,984 and $51,773 in fiscal 2010, 2009 and 2008, respectively, and long-lived assets were $35,822 and $34,632 as of March 31, 2010 and 2009, respectively.

3 ACQUISITIONS

Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements beginning on their respective dates of acquisition. The allocation of purchase price to the acquired assets and liabilities is based on estimates of fair value and may be prospectively revised if and when additional information the Company is awaiting concerning certain asset and liability valuations is obtained, provided that such information is received no later than one year after the date of acquisition.

In fiscal 2010, the Company paid cash totaling $2,194 to acquire certain assets of two printing businesses and $750 to satisfy liabilities in connection with a prior period acquisition. In addition, the Company paid cash totaling $5,500 to acquire the remaining interest in a consolidated subsidiary. The purchase price of $5,500 plus transaction costs were recorded directly to Shareholders' Equity, net of a deferred tax benefit of $2,160.

In fiscal 2009, the Company paid cash totaling $6,684 to satisfy certain liabilities incurred in connection with certain prior period acquisitions.

In fiscal 2008, the Company paid cash totaling $91,140 to acquire the stock or assets of three printing businesses. The final allocation of the purchase price of the businesses acquired includes current assets of $38,832, property and equipment of $39,872, goodwill of $32,992 (of which 100% is deductible for tax purposes), other intangible assets of $11,900 and other assets of $212, less accrued liabilities of $18,943 and debt assumed of $13,725. Other intangible assets primarily consist of $4,900 for customer lists (generally amortized over 8 years), $4,900 for trade names (generally amortized over 10 years) and $2,100 of other intangibles (generally amortized over 5 years). Additionally, the Company paid cash totaling $6,118 to satisfy certain liabilities incurred in connection with certain prior period acquisitions. Based on certain additional information received by the Company regarding its fiscal 2007 acquisitions, $3,687 of purchase price previously attributed to goodwill was allocated to other intangible assets during fiscal 2008.

4 PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. The costs of major renewals and betterments are capitalized; repairs and maintenance costs are expensed when incurred. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the various classes of assets.

The following is a summary of the Company's property and equipment and their estimated useful lives:

	MARCH 31		
DESCRIPTION	2010	2009	ESTIMATED LIFE IN YEARS
Land	$ 15,334	$ 14,887	–
Buildings and leasehold improvements	117,504	114,679	5 – 30
Machinery and equipment	565,173	579,620	5 – 20
Computer equipment and software	38,733	37,022	2 – 5
Furniture, fixtures and other	14,420	19,427	2 – 7
	751,164	765,635	
Less – accumulated depreciation	(370,456)	(335,116)	
	$ 380,708	$ 430,519	

Depreciation expense related to the Company's property and equipment totaled $66,427 in 2010, $62,634 in 2009 and $49,964 in 2008.

5

LONG-TERM DEBT

The following is a summary of the Company's long-term debt as of:

	MARCH 31	
	2010	2009
Bank credit facilities	$ 113,186	$ 214,701
Term equipment notes	64,612	90,980
Other	3,758	8,509
	181,556	314,190
Less – current portion	(22,235)	(27,026)
	$ 159,321	$ 287,164

The Company's primary bank credit facility (as amended, the "Credit Agreement") currently provides for $300,000 in revolving credit and has a maturity date of October 6, 2011. At March 31, 2010, outstanding borrowings under the Credit Agreement were $88,200 and accrued interest at a weighted average rate of 2.3%.

Under the terms of the Credit Agreement, the proceeds from borrowings may be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase the Company's common stock. Borrowings outstanding under the Credit Agreement are secured by substantially all of the Company's assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Credit Agreement accrue interest, at the Company's option, at either LIBOR plus a margin of 1.625% to 3.0%, or an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus 0.5%) plus a margin of 0.125% to 1.5%. The Company is also required to pay an annual commitment fee ranging from 0.25% to 0.5% on available but unused amounts under the Credit Agreement. The interest rate margin and the commitment fee are based upon certain financial performance measures set forth in the Credit Agreement and are redetermined quarterly. At March 31, 2010, the applicable LIBOR interest rate margin was 2.0% and the applicable commitment fee was 0.25%.

The Company is subject to certain covenants and restrictions, including limitations on additional indebtedness it may incur in the future, and must meet certain financial tests under the Credit Agreement. The Company was in compliance with such covenants, restrictions and financial tests at March 31, 2010. In the event the Company is unable to remain in compliance with the Credit Agreement covenants and financial tests contained in the Credit Agreement in the future, the Company's lenders would have the right to declare it in default with respect to such obligations, and consequently, certain of our other debt obligations, including substantially all our term equipment notes, would be deemed to also be in default. All debt obligations in default would be required to be reclassified as a current liability. In the event the Company was unable to obtain a waiver from its lenders or renegotiate or refinance these obligations, a material adverse effect on the ability of the Company to conduct its operations in the ordinary course would likely result.

The Company also maintains an unsecured credit facility with a commercial bank (the "A&B Credit Facility") currently consisting of a U.S. $5,000 maximum borrowing limit component and a separate Canadian dollar ("C$") C$23,000 maximum borrowing limit component. At March 31, 2010, outstanding borrowings were $2,000 which accrued interest at a weighted average rate of 2.5%, and C$14,000 ($13,736 U.S. equivalent), which accrued interest at a weighted average rate of 2.8%. There are no significant covenants or restrictions set forth in the A&B Credit Facility; however, a default by the Company under the Credit Agreement constitutes a default under the A&B Credit Facility.

In addition, the Company maintains two auxiliary revolving credit facilities (each an "Auxiliary Bank Facility" and collectively the "Auxiliary Bank Facilities") with commercial banks. Each Auxiliary Bank Facility is unsecured and has a maximum borrowing capacity of $5,000. One facility expires in October 2011 while the other facility expires in December 2010. At March 31, 2010, outstanding borrowings under the Auxiliary Bank Facilities totaled $9,250 and accrued interest at a weighted average rate of 2.9%. Because the Company currently has the ability and intent to refinance borrowings outstanding under the Auxiliary Bank Facilities expiring in December 2010, such borrowings are classified as long-term debt in the accompanying consolidated balance sheet at March 31, 2010. The Auxiliary Bank Facilities cross-default to the events of default set forth in the Credit Agreement.

At March 31, 2010, outstanding borrowings under term equipment notes totaled $64,612 and carried interest rates between 3.9% and 7.1%. The term equipment notes provide for principal payments plus interest for defined periods of up to ten years from the date of issuance, and are secured by certain equipment of the Company. The Company is not subject to any significant financial covenants in connection with any of the term equipment notes. Most of the term equipment notes cross-default to the events of default set forth in the Credit Agreement.

At March 31, 2010, other debt obligations totaled $3,758 and provided for principal payments plus interest (fixed and variable rates) for defined periods up to 16 years from the date of issuance. The Company does not have any significant financial covenants or restrictions associated with the other debt obligations.

As of March 31, 2010, the Company's available credit under existing credit facilities was $218,834.

The principal payment requirements by fiscal year under the Company's debt obligations referenced above are:

	2011	2012	2013	2014	2015	THEREAFTER
Debt obligations	$ 22,235	$ 129,428	$ 18,226	$ 6,404	$ 4,526	$ 737



INCOME TAXES

Income (loss) before income taxes for the years ended March 31 were as follows:

	YEAR ENDED MARCH 31		
	2010	2009	2008
Domestic	$ 10,160	$ (53,099)	$ 78,330
Foreign	7,864	7,725	9,945
Income before taxes	$ 18,024	$ (45,374)	$ 88,275

The provision (benefit) for income taxes is comprised of the following:

	YEAR ENDED MARCH 31		
	2010	2009	2008
Current			
Federal	$ 8,098	$ 3,259	$ 17,927
State	837	1,974	3,001
Foreign	1,617	1,620	1,994
Current income taxes	10,552	6,853	22,922
Deferred			
Federal	(5,548)	(9,688)	4,506
State	(1,552)	(3,318)	460
Foreign	484	349	1,063
Deferred income taxes	(6,616)	(12,657)	6,029
Income tax expense (benefit)	$ 3,936	$ (5,804)	$ 28,951

The provision for income taxes differs from an amount computed at the federal statutory rate as follows:

	YEAR ENDED MARCH 31		
	2010	2009	2008
Provision at the federal statutory rate	$ 6,309	$ (15,881)	$ 30,896
Impairment of goodwill	–	11,390	–
Non-deductible expenses	961	1,259	1,569
Adjustment to unrecognized tax benefits	(1,007)	170	(4,748)
State income taxes, net of federal income tax benefit	(505)	(2,271)	3,103
Foreign income taxed at other rates	(651)	(734)	(423)
Benefit of domestic production deduction	(645)	(348)	(1,446)
Other	(526)	611	–
Income tax expense (benefit)	$ 3,936	$ (5,804)	$ 28,951

At March 31, 2010 and 2009, a current income tax receivable of $1,248 and $9,206 was included in prepaid expenses, primarily relating to state and foreign overpayments for 2010 and federal income tax overpayments for 2009.

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts as measured based on enacted tax laws and regulations. As of March 31, 2010 and 2009, the Company had tax benefits relating to various state net operating losses and other tax credit carryforwards, net of federal benefit, of $2,830 and $2,855. The losses and credits expire in years 2011 through 2030. The Company records a valuation allowance, when appropriate, to adjust deferred tax asset balances to the amount the Company expects to realize. The Company considers the history of taxable income and expectations of future taxable income, among other factors, in assessing the potential need for a valuation allowance. As of March 31, 2010 and 2009, a valuation allowance of $1,401 and $1,732 was recorded related to certain deferred tax assets.

Deferred U.S. income taxes and foreign withholding taxes are not provided on the excess of the investment value for financial reporting over the tax basis of investments in foreign subsidiaries, because such excess is considered to be permanently reinvested in those operations. At March 31, 2010, approximately $2,300 of U.S. taxes and foreign withholding taxes would be due if the aggregate unremitted earnings of $20,554 were distributed.

The components of deferred income tax assets and liabilities are as follows:

	MARCH 31	
	2010	2009
Deferred income tax assets		
Goodwill and intangibles[1]	$ 26,713	$ 25,317
Litigation reserve	7,629	6,630
Compensation and benefit accruals	5,199	5,185
Stock-based compensation	5,542	3,736
Other liabilities[1]	3,520	3,693
Net operating losses and credits[1]	2,830	2,855
Accounts receivable and inventories	–	2,038
Other	776	259
Total deferred income tax assets	52,209	49,713
Valuation allowance[1]	(1,401)	(1,732)
Net deferred income tax assets	$ 50,808	$ 47,981
Deferred income tax liabilities		
Property and equipment	$ 71,640	$ 77,222
Prepaid expenses[2]	1,837	1,577
Accounts receivable and inventories[2]	15	–
Other	–	243
Total deferred income tax liabilities	$ 73,492	$ 79,042

(1) These deferred income tax assets are long-term in nature and therefore are netted against long-term deferred income tax liabilities for presentation in the accompanying consolidated balance sheets.

(2) These deferred tax liabilities are current in nature and therefore netted against current deferred income tax assets for presentation in the accompanying consolidated balance sheets.

On April 1, 2007, the Company adopted ASC 740 subtopic 10, which addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 subtopic 10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of adopting ASC 740 subtopic 10 was recorded as a net increase to retained earnings of $1,189.

At the date of the adoption of ASC 740 subtopic 10, the Company had $19,334 of unrecognized tax benefits, including applicable interest and penalties. As of March 31, 2010 the balance of unrecognized tax benefits was $14,729. Of the unrecognized tax benefits at March 31, 2010, $14,100, if recognized, would decrease the Company's effective income tax rate and increase net income. The unrecognized tax benefits relate to certain tax deductions claimed on federal and state tax returns for which the ultimate outcome is uncertain.

In the year ended March 31, 2010, the reserve for unrecognized tax benefits had a net decrease of $64. Of this amount, $1,007 resulted in a net decrease to tax expense. The decrease in the reserve for unrecognized tax benefits in fiscal year 2010 relates to deductions claimed on federal and state tax returns for which the ultimate outcome is uncertain. During fiscal 2009, substantially all of the $170 adjustment to the reserve for unrecognized tax benefits related to deductions claimed on state returns for which the ultimate outcome is uncertain. The Company does not expect a material change in the reserve for unrecognized tax benefits in fiscal year 2011.

The Company's federal income tax returns for the tax years after 2005 remain subject to examination. The various states in which the Company is subject to income tax are generally open for the tax years after 2004.

The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense. For the year-ended March 31, 2010, the Company recognized $248 of net interest expense related to tax uncertainties. Accrued interest and penalties of $2,001 and $1,754 related to income tax uncertainties were recognized as a component of other noncurrent liabilities at March 31, 2010 and March 31, 2009, respectively.

The Company's unrecognized tax benefit activity for the fiscal year ended March 31, 2010 and March 31, 2009, was as follows:

	MARCH 31	
	2010	2009
Unrecognized tax benefit at beginning of year	$ 14,793	$ 13,655
Additions for tax positions in prior periods	268	474
Decreases for tax positions in prior periods	(339)	–
Additions for tax positions in current periods	1,739	2,665
Settlements/audits	(49)	–
Lapse of statute of limitations	(1,683)	(2,001)
Unrecognized tax benefit at end of year	$ 14,729	$ 14,793

7

COMMITMENTS AND CONTINGENCIES

Operating Leases – The Company has entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of its business. The Company incurred total operating lease expense of $19,927, $19,823 and $15,548 for the years ended March 31, 2010, 2009 and 2008, respectively.

The Company's future operating lease obligations by fiscal year are as follows:

	2011	2012	2013	2014	2015	THEREAFTER
Operating lease obligations	$ 18,291	$ 16,226	$ 13,411	$ 10,705	$ 7,279	$ 23,215

Letters of Credit – The Company had letters of credit outstanding as of March 31, 2010 totaling $5,547. All of these letters of credit were issued pursuant to the terms of the Company's Credit Agreement, which expires in October 2011.

Insurance Programs – The Company maintains third-party insurance coverage in amounts and against risks it believes are reasonable in its circumstances. The Company is self-insured for most workers' compensation claims and for a significant component of its group health insurance programs. For these exposures, the Company accrues expected loss amounts which are determined using a combination of its historical loss experience and subjective assessment of the future costs of incurred losses, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claim matters which occurred in a prior period. Although the Company believes that the accrued loss estimates are reasonable, significant differences related to the items noted above could materially affect our risk exposure, insurance coverage and future expense.

Multi-Employer Pension Plans – The Company participates in multi-employer pension plans for certain of its employees covered by union agreements. Amounts expensed in the financial statements equal the contributions made to the pension plans during the year. Contributions to the multi-employer pension plans were $850 in 2010, $1,106 in 2009, and $1,270 in 2008. In May 2010, one of the Company's printing businesses renegotiated its union agreement which provided, among other things, for the withdrawal from one of the multi-employer pension plans to which it contributed. The Company will accrue an estimate of $1,300 pre-tax liability in the quarter ended June 30, 2010 in connection with such withdrawal.

Legal Matters – In late fiscal 2009, a jury rendered verdicts for compensatory and punitive damages against the Company due to a lawsuit involving an isolated dispute between the Company and the former employer of an existing sales employee. As a result of these verdicts, a pre-tax litigation charge of $17,000 has been accrued in the fiscal 2009 consolidated financial statements. In fiscal 2010, the Company accrued additional charges to reflect the actual damages, fees and other costs included in the order entered by the judge. The Company intends to continue its defense of this matter, and intends to appeal the judgment.

In addition, from time to time, the Company is involved in other litigation relating to claims arising out of its operations in the normal course of business. The Company maintains insurance coverage against certain types of potential claims in an amount which it believes to be adequate, but there is no assurance that such coverage will in fact cover, or be sufficient to cover, all potential claims. Currently, the Company is not aware of any other legal proceedings or claims pending against it that its management believes will have a material adverse effect on its consolidated financial condition or results of operations.

Tax Matters – The Company is subject to examination by tax authorities for varying periods in various taxing jurisdictions. During the course of such examinations, disputes occur as to matters of fact and/or law. Also, in most taxing jurisdictions, the passage of time without examination will result in the expiration of applicable statutes of limitations thereby precluding the taxing authority from conducting an examination of the tax period for which such statute of limitation has expired. The Company believes that it has adequately provided for its tax liabilities.



SHARE-BASED COMPENSATION

Pursuant to the Consolidated Graphics, Inc. Amended and Restated Long-Term Incentive Plan (as amended, the "Plan"), employees of the Company and members of the Company's Board of Directors have been, or may be, granted options to purchase shares of the Company's common stock, restricted stock unit awards or other forms of equity-based compensation. Options granted pursuant to the Plan include incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended and non-qualified stock options. Options previously granted under the Plan were at a strike price not less than the market price of the stock at the date of grant and periodically vest over a fixed period of up to ten years. Unvested options generally are cancelled upon termination of employment and vested options generally expire shortly after termination of employment. Otherwise, options expire after final vesting at the end of a fixed period generally not in excess of an additional five years. At March 31, 2010, a total of 2,165,079 common shares were reserved for issuance pursuant to the Plan, of which 322,259 shares of the Company's common stock were available for future grants.

The following table sets forth option and restricted stock unit award transactions under the Plan in terms of underlying shares of the Company's common stock:

	FOR THE YEAR ENDED MARCH 31					
	2010		2009		2008	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at April 1	1,829,151	$ 37.85	1,479,977	$ 36.93	1,546,734	$ 36.66
Granted	90,000	17.38	730,000	46.02	73,112	45.35
Exercised	(58,341)	20.19	(73,864)	39.48	(69,480)	29.25
Forfeited or expired	(17,990)	34.98	(306,962)	52.24	(70,389)	45.58
Outstanding at March 31	1,842,820	37.61	1,829,151	37.85	1,479,977	36.93
Exercisable at March 31	1,105,313	33.99	962,630	31.10	1,215,282	35.61

For fiscal 2010, the numbers of shares granted includes 25,000 restricted stock unit awards having an aggregate fair value at date of grant of $331, the number of shares exercised includes vesting of 9,792 restricted stock unit awards and the number of shares outstanding at year-end includes 44,583 unvested restricted stock unit awards. For fiscal 2009, the number of shares granted includes 12,500 restricted stock unit awards having an aggregate fair value at date of grant of $709, the number of shares exercised includes vesting of 5,625 restricted stock unit awards and the number of shares outstanding at year-end includes 29,375 unvested restricted stock unit awards. For fiscal 2008, the number of shares granted includes 12,500 restricted stock unit awards having an aggregate fair value at date of grant of $926, the number of shares exercised includes vesting of 2,500 restricted stock unit awards and the number of shares outstanding at year-end includes 12,500 unvested restricted stock unit awards. For 2010, 2009 and 2008, the weighted average exercise price of shares granted, exercised and outstanding is based solely on stock option grants and exercises and excludes the restricted stock unit awards which have no exercise price component.

The total fair value of options and restricted stock unit awards which vested was $3,779, $1,693 and $1,307 for the years ended March 31, 2010, 2009 and 2008, respectively. The aggregate intrinsic value of options and restricted stock unit awards outstanding was $20,587, $758 and $27,996 for the years ended March 31, 2010, 2009 and 2008, respectively. The aggregate intrinsic value of options and restricted stock unit awards exercised was $1,222, $1,338 and $26,106 for the years ended March 31, 2010, 2009 and 2008, respectively.

The weighted average grant date fair value of stock options granted during the three years ended March 31, 2010, all of which were at exercise prices equal to the market price of the stock on the grant dates, as calculated under the Black-Scholes-Merton pricing model ("Black-Scholes") are as follows:

	YEAR ENDED MARCH 31		
	2010	2009	2008
Weighted average fair value per share of option grants during the year	$ 8.85	$ 20.46	$ 19.42
Assumptions:			
Expected option life in years	6.5	6.5	6.1
Risk-free interest rate	2.3%	2.7%	3.7%
Expected volatility	49.2%	40.4%	38.8%
Expected dividend yield	–	–	–

The risk-free interest rate represents the U.S. Treasury Bond constant maturity yield approximating the expected option life of stock options granted during the period. The expected option life represents the period of time that the stock options granted during the period are expected to be outstanding, generally based on the mid-point between the vesting date and contractual expiration date of each option. The expected volatility is based on the historical market price volatility of the Company's common stock.

Outstanding and exercisable stock options and restricted stock unit awards at March 31, 2010 were as follows:

	OUTSTANDING			EXERCISABLE	
RANGE OF EXERCISE PRICES	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING YEARS	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Stock Options					
$ 7.40–$20.00	653,000	$ 14.49	3.6	436,000	$ 13.12
$20.01–$30.00	51,250	23.02	3.4	51,250	23.02
$30.01–$40.00	60,500	38.29	5.1	46,500	38.18
$40.01–$50.00	150,119	42.31	4.6	106,495	42.25
$50.01–$60.00	870,687	54.57	7.2	458,825	52.29
$60.01–$66.00	12,681	64.22	2.6	6,243	63.80
	1,798,237	37.61	5.4	1,105,313	33.99
Restricted stock unit awards	44,583	–	1.0	–	–
Outstanding at March 31, 2010	1,842,820	–	5.4	1,105,313	33.99

The Company accounts for share-based compensation by measuring the cost of employee services received in exchange for an award of equity instruments, including grants of stock options and restricted stock unit awards, based on the fair value of the award at the date of grant. The fair value of stock options is determined using the Black-Scholes model. Restricted stock unit awards are valued at the closing stock price on the date of grant.

The Company recorded $5,031 of share-based compensation expense for the year ended March 31, 2010. The after-tax impact to net income was $3,069, and the impact to both basic and diluted earnings per share was $.27 in fiscal 2010. For the year ended March 31, 2009, the Company recorded $6,908 of share-based compensation expense. The after-tax impact to net loss was $4,213, and the impact to both basic and diluted earnings per share was $.40 in fiscal 2009. For the year ended March 31, 2008, the Company recorded $2,057 of share-based compensation expense. The after-tax impact to net income was $1,255, and the impact to basic earnings per share was $.10 and the impact to diluted earnings per share was $.05 in fiscal 2008.

As of March 31, 2010, $5,812 of total unrecognized compensation cost related to stock options was expected to be recognized over a weighted average period of 1.7 years.

There were 322,259, 394,269 and 817,307 shares available for awards under the Plan as of March 31, 2010, 2009 and 2008, respectively. In fiscal 2010, the Plan was amended to increase the number of stock appreciation rights or stock awards, including restricted stock unit awards, that may be granted to participants to 112,500 underlying shares of the Company's common stock.

9 SUPPLEMENTAL SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

The following table contains selected unaudited quarterly financial data from the consolidated income statements for each quarter of fiscal 2010 and 2009. The Company believes this information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period. Earnings per share are computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal annual earnings per share.

	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Fiscal 2010:				
Sales	$ 225,861	$ 251,626	$ 276,374	$ 237,000
Gross profit	44,829	55,443	66,604	53,910
Net income (loss)	(314)	2,082	11,439(1)	881(2)
Basic earnings (loss) per share	(.03)	.19	1.02	.08
Diluted earnings (loss) per share	(.03)	.18	1.00	.08
Fiscal 2009:				
Sales	$ 285,194	$ 296,951	$ 315,815	$ 247,186
Gross profit	70,640	72,586	74,760	52,099
Net income (loss)	9,616	10,303	(43,566)(3)	(15,923)(4)
Basic earnings (loss) per share	.87	.92	(3.91)	(1.43)
Diluted earnings (loss) per share	.84	.90	(3.91)	(1.43)

(1) Includes $1,914 litigation and other charges, net of taxes.

(2) Includes $3,742 goodwill impairment charge and $878 litigation and other charges, net of taxes.

(3) Includes $46,058 goodwill impairment charge and $10,370 litigation and other charges, net of taxes.

(4) Includes $17,211 goodwill impairment charge and $213 litigation and other charges, net of taxes.

Management's Annual Report On Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f) or 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Consolidated Graphics, Inc. and its subsidiaries (the "Company"); (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of March 31, 2010. The Company's internal control over financial reporting as of March 31, 2010 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included on page 49.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Consolidated Graphics, Inc.:

We have audited the accompanying consolidated balance sheets of Consolidated Graphics, Inc. and subsidiaries (collectively, the Company) as of March 31, 2010 and 2009, and the related consolidated income statements, statements of shareholders' equity, and statements of cash flows for each of the years in the three-year period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Consolidated Graphics, Inc.'s internal control over financial reporting as of March 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 21, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP
Houston, Texas
May 21, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Consolidated Graphics, Inc.:

We have audited Consolidated Graphics, Inc.'s (the Company) internal control over financial reporting as of March 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2010 and 2009, and the related consolidated income statements, statements of shareholders' equity, and statements of cash flows for each of the years in the three-year period ended March 31, 2010, and our report dated May 21, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Houston, Texas
May 21, 2010

Reconciliation of Non-GAAP Financial Measures (Unaudited)

Presented below are Adjusted EBITDA , Adjusted EBITDA Margin, Free Cash Flow, Adjusted Operating Income, Adjusted Operating Margin, Adjusted Net Income, and Adjusted Diluted Earnings Per Share, all of which are non-GAAP financial measures. We present these non-GAAP financial measures because we believe these measures are helpful to investors when assessing liquidity, cash flow, and operating performance and when comparing the Company to other companies having different financing strategies, capital structures, and tax rates. Please refer to Consolidated Graphics, Inc. Form 8-K filed May 5, 2010 for a more detailed discussion of the reasons we believe these non-GAAP financial measures are helpful to investors.

Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with United States generally accepted accounting principles ("GAAP"). Pursuant to the rules adopted by the Securities and Exchange Commission (SEC) relating to the use of such financial measures, the Company provides the following qualitative and quantitative reconciliations regarding the non-GAAP financial measures referred to in this Annual Report. These non-GAAP financial measures should not be considered as an alternative to any measure of operating results as promulgated under GAAP (such as operating income, net income or net cash provided by operating activities), nor should it be considered as an indicator of our overall financial performance or our ability to satisfy current or future obligations and fund or finance future business opportunities.

The Company defines Adjusted EBITDA as our net income before interest, income taxes, depreciation and amortization, non-cash goodwill and other long-lived asset impairment charges, litigation charges, share-based compensation expense, non-cash foreign currency transaction gains and losses and net losses/gains from asset dispositions. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by sales.

($ IN MILLIONS)	2010	2009	2008
Sales	$ 990.9	$ 1,145.1	$ 1,095.3
Net income (loss)	14.1	(39.6)	59.3
Income taxes	3.9	(5.8)	29.0
Interest expense, net	9.6	15.0	12.0
Depreciation and amortization	69.7	66.5	52.3
Goodwill impairment charge	6.1	83.3	–
Litigation and other charges	7.2	17.4	–
Share-based compensation expense	5.0	6.9	2.1
Non-cash foreign currency transaction net (gain) loss	0.4	(0.8)	(3.1)
Net (gain) loss from asset dispositions*	1.6	0.6	1.6
Adjusted EBITDA	$ 117.7	$ 143.5	$ 153.2
Adjusted EBITDA Margin	11.9%	12.5%	14.0%

* Included in depreciation and amortization in the Company's Consolidated Statement of Cash Flows.

The Company defines Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from asset disposition.

($ IN MILLIONS)	2010	2009	2008
Net cash provided by operating activities	$ 160.9	$ 141.1	$ 110.2
Capital expenditures**	(28.2)	(76.9)	(82.4)
Proceeds from asset dispositions	7.2	1.4	2.0
Free Cash Flow	$ 139.8	$ 65.6	$ 29.8

** Capital expenditures include all expenditures for property, plant and equipment, including those that are directly financed.

The Company defines Adjusted Operating Income as operating income before goodwill impairment charges, litigation and other charges, share-based compensation expense and non-cash foreign currency transactions. The Company defines Adjusted Operating Margin as adjusted operating income divided by sales.

($ IN MILLIONS)	2010	2009	2008
Operating income (loss)	$ 27.6	$ (30.4)	$ 100.3
Goodwill impairment charge	6.1	83.3	–
Litigation and other charges	7.2	17.4	–
Share-based compensation expense	5.0	6.9	2.1
Foreign currency transaction net (gain) loss	0.4	(0.8)	(3.1)
Adjusted Operating Income	$ 46.3	$ 76.4	$ 99.3
Adjusted Operating Margin	4.7%	6.7%	9.1%

The Company defines Adjusted Net Income as net income before goodwill impairment charges, litigation and other charges, share-based compensation expense and non-cash foreign currency transactions, all net of taxes.

($ IN MILLIONS)	2010	2009	2008
Net income (loss)	$ 14.1	$ (39.6)	$ 59.3
Goodwill impairment charge, net of taxes	3.7	63.3	–
Litigation and other charges, net of taxes	4.4	10.6	–
Share-based compensation expense, net of taxes	3.1	4.2	1.3
Foreign currency transaction net (gain) loss, net of taxes	0.2	(0.5)	(1.9)
Diluted share adjustment	–	–	–
Adjusted Net Income	$ 25.5	$ 38.0	$ 58.7

The Company defines Adjusted Diluted Earnings per Share as diluted earnings/loss per share before goodwill impairment charges, litigation and other charges, share-based compensation expense and non-cash foreign currency gains and losses, all net of taxes.

($ IN MILLIONS)	2010	2009	2008
Net income (loss)	$ 1.23	$ (3.55)	$ 4.63
Goodwill impairment charge, net of taxes	0.33	5.52	–
Litigation and other charges, net of taxes	0.38	0.92	–
Share-based compensation expense, net of taxes	0.27	0.37	0.10
Foreign currency transaction net (gain) loss, net of taxes	0.02	(0.04)	(0.14)
Diluted share adjustment	–	0.10	–
Adjusted Diluted Earnings Per Share	$ 2.23	$ 3.32	$ 4.59

Corporate Information

Headquarters

Consolidated Graphics, Inc.
5858 Westheimer, Suite 200
Houston, Texas 77057
713.787.0977
www.cgx.com

Transfer Agent & Registrar

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
212.936.5100

Annual Shareholders' Meeting

The Annual Meeting of Shareholders will be held at Hilton Americas in Houston, Texas, on Thursday, August 12, 2010, at 5:00 p.m., C.D.T.

Annual Report on Form 10-K Availability

The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2010, may be obtained without charge by writing to our Corporate Secretary, Consolidated Graphics, Inc. at the Company's headquarters or via the Company's Web site at www.cgx.com.

Stock Information

Our common stock is traded on the New York Stock Exchange under the symbol "CGX." The following table presents the quarterly high and low sales prices for our common stock for each of the last two fiscal years:

	HIGH	LOW
Fiscal 2010 – Quarter Ended:		
June 30, 2009	$ 21.50	$ 12.10
September 30, 2009	27.17	15.23
December 31, 2009	37.53	19.13
March 31, 2010	48.48	33.21

	HIGH	LOW
Fiscal 2009 – Quarter Ended:		
June 30, 2008	$ 61.61	$ 48.69
September 30, 2008	52.33	28.95
December 31, 2008	30.05	10.11
March 31, 2009	25.28	10.33

As of April 30, 2010, there were 74 shareholders of record representing approximately 5,924 beneficial owners.

We have not previously paid cash dividends on our common stock. We presently intend to retain all of our earnings to finance the continuing development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon the financial condition, capital requirements and earnings of our Company, as well as other factors our Board of Directors may deem relevant. In addition, our primary bank credit facility contains restrictions that limit our ability to pay cash dividends.

Employees

As of April 30, 2010, we had 5,343 employees.

Forward-Looking Statements – Safe Harbor Provisions

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in which the Company discusses factors it believes may affect its performance or results in the future. Forward-looking statements are all statements other than historical facts, such as statements regarding assumptions, expectations, beliefs and projections about future events or conditions. You can generally identify forward-looking statements by the appearance in such a statement of words like "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "forecast," "project," "should" or "will" or other comparable words or the negative of such words. The accuracy of the Company's assumptions, expectations, beliefs and projections depend on events or conditions that change over time and are thus susceptible to change based on actual experience, new developments and known and unknown risks, including those created by general market conditions, competition and the possibility that events may occur beyond the Company's control, which may limit its ability to maintain or improve its operating results or financial condition or acquire additional printing businesses. The Company gives no assurance that the forward-looking statements will prove to be correct and does not undertake any duty to update them. The Company's actual future results might differ from the forward-looking statements made in this Annual Report for a variety of reasons, which include, continuing weakness in the economy, financial stability of its customers, the sustained growth of its digital printing business, seasonality of election-related business, its ability to adequately manage business expenses, including labor costs, the unfavorable outcome of legal proceedings, the lack of or adequacy of insurance coverage for its operations, the continued availability of raw materials at affordable prices, retention of its key management and operating personnel, satisfactory labor relations, the potential for additional goodwill impairment charges, its ability to identify new acquisition opportunities, negotiate and finance such acquisitions on acceptable terms and successfully absorb and manage such acquisitions in a timely and efficient manner, as well as other risks described under the heading "Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended March 31, 2010, as filed with the Securities and Exchange Commission, and the risk factors and cautionary statements described in the other documents the Company files or furnishes from time to time with the Securities and Exchange Commission, including its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Should one or more of the foregoing risks or uncertainties materialize, or should the Company's underlying assumptions, expectations, beliefs or projections prove incorrect, the Company's actual results may vary materially from those anticipated in its forward-looking statements, and its business, financial condition and results of operations could be materially and adversely affected.

Corporate Directory

Directors

Joe R. Davis
Chairman and Chief Executive Officer
Member of Executive Committee

Larry J. Alexander
Retired, Senior Vice President
Southwestern Bell Corporation
(now AT&T, Inc.)
Independent Director
Member of Audit Committee

Brady F. Carruth
President, Gulf Coast Capital Corporation
President and Chief Executive Officer,
Saratoga Financial Group
Independent Director
Member of Compensation and
Nominating & Governance Committees

Gary L. Forbes
Retired, Senior Vice President,
EQUUS Total Return, Inc.
Independent Director
Member of Audit and Executive Committees

James H. Limmer
Retired, Partner, Tekell, Book,
Matthews & Limmer, L.L.P.
Independent Director
Member of Compensation and
Nominating & Governance Committees

Hugh N. West, M.D.
Private Investor
Independent Director
Member of Audit and
Nominating & Governance Committees

Officers

Chairman and
Chief Executive Officer
Joe R. Davis

Executive Vice Presidents

Michael B. Barton
Chief Administrative Officer

Jon C. Biro
Chief Financial and
Accounting Officer

James H. Cohen
Mergers and Acquisitions

Richard A. Davis
Operations

Paul M. Garner
Chief Technology Officer

Aaron T. Grohs
Sales and Marketing

Group Vice Presidents

Trenton C. Cunningham
Dennis L. Rampe
Stephen A. Wellenbach

Vice Presidents

Thomas J. Boyle
Strategic Sales

John A. Bradley
Strategic Sales

Paul A. Castain
Sales Development

David A. Cheadle
Treasurer

Betsy R. Davis
Strategic Sales

Daniel E. Furry
Strategic Sales

Jennifer J. Granger
Strategic Sales

M. Grae Griffin
Labor Relations

C. Nelson Ho
Environmental
and Safety Management

T. Clifford Hollingsworth
Work Flow Systems

S. Leonard Hruzek
Controller

Keith B. Kirk
Purchasing

David A. Leslie
Risk Management

Stephen S. Russell
Strategic Sales

Ned J. Steck
Affinity Solutions

Katherine M. Stephens
Business Compliance

Amy D. Thunderburk
Strategic Sales

Karen Z. Walker
Tax

About this book

Cover
Paper: Inspire 100# Dull Cover
Inks: 5/4 with satin aqueous coating

Text
Paper: Inspire 100# Dull Text
Inks: 6/6 with satin aqueous coating

Production
Printer: Mercury Printing, Memphis, TN – A Consolidated Graphics Company
Press: 640 Komori LSP

This annual report has been produced on Inspire, Consolidated Graphics' exclusive brand of paper. We would like to express our sincere appreciation to Spicers Paper for their generous donation of Inspire. Spicers Paper North America offers a wide selection, quality you can count on and a tradition of exceptional service.

ConsolidatedGraphics

Consolidated Graphics (NYSE: CGX) goes beyond the traditional definition of a commercial printer by creating end-to-end print production and management solutions that are based on the needs of customers to improve their results. Our unmatched footprint of 70 printing, fulfillment and technology facilities, in 27 states as well as Toronto and Prague, Czech Republic, includes the world's largest and most advanced integrated digital footprint. With 220 high-end digital presses and five state-of-the art digital print centers in the U.S. and Prague, we are the world's leading provider of digital print solutions. We offer the service and responsiveness of a local printing company plus the economic, technological and geographic advantages of a strong national organization.

5858 Westheimer, Suite 200, Houston, Texas 77057 | 713.787.0977
www.cgx.com